Exhibit A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 1)

**TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934**

AMTRUST FINANCIAL SERVICES, INC.
Name of Subject Company (Issuer)

**AMTRUST FINANCIAL SERVICES, INC.
EVERGREEN MERGER SUB, INC.
EVERGREEN PARENT, L.P.
EVERGREEN PARENT GP, LLC
K-Z EVERGREEN, LLC
BARRY D. ZYSKIND
GEORGE KARFUNKEL
LEAH KARFUNKEL
ESTHER ZYSKIND
OTHER ROLLOVER STOCKHOLDERS
TRIDENT PINE ACQUISITION LP
TRIDENT PINE GP, LLC
TRIDENT VII PROFESSIONALS FUND, L.P.
TRIDENT VII, L.P.
TRIDENT VII DE PARALLEL FUND, L.P.
TRIDENT VII PARALLEL FUND, L.P.**
(Names of Filing Persons (other person(s)))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

032359309
(CUSIP Number of Class of Securities)

Trident Pine Acquisition LP	K-Z Evergreen, LLC	AmTrust Financial Services, Inc.
c/o Stone Point Capital, LLC	c/o AmTrust Financial Services, Inc.	59 Maiden Lane, 43rd Floor
20 Horseneck Lane	59 Maiden Lane, 43rd Floor	New York, NY 10038
Greenwich, CT 06930	New York, NY 10038	Attention: Stephen Ungar
Attention: David Wermuth	Attention: Barry Zyskind	Telephone: (212) 220-7120
Telephone: (203) 862-2900	Telephone: (212) 220-7120	

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the "**Schedule 13E-3**" or the "**Transaction Statement**"), is being filed with the Securities and Exchange Commission (the "**SEC**") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), by: (i) AmTrust Financial Services, Inc. (the **"Company"**) (ii) Evergreen Merger Sub, Inc. ("**Merger Sub**"), a Delaware corporation, (iii) Evergreen Parent, L.P. ("**Parent**"), a Delaware partnership, (iv) Evergreen Parent GP, LLC, a Delaware limited liability company, ("**EPGP**," and together with Parent and Merger Sub, the "**Parent Parties**"), (v) K-Z Evergreen, LLC, a Delaware limited liability company, ("**K-Z**"), (vi) Esther Zyskind, an individual, (vii) Barry D. Zyskind, Chairman and Chief Executive Officer of the Company, (viii) George Karfunkel, an individual and a director of the Company, (ix) Leah Karfunkel, an individual and a director of the Company (collectively, with Barry D. Zyskind and George Karfunkel, the "**Karfunkel-Zyskind Family Persons**", and together with Esther Zyskind and K-Z, the "**Family Filing Persons**"), (x) Trident Pine Acquisition LP ("**Trident Pine**"), a Delaware limited partnership, (xi) Trident Pine GP, LLC, ("**Trident Pine GP**") a Delaware limited liability company, (xii) Trident VII Professionals Fund, L.P., a Delaware limited partnership, (xiii) Trident VII, L.P., a Delaware limited partnership, (xiv) Trident VII DE Parallel Fund, L.P., a Delaware limited partnership, (xv) Trident VII Parallel Fund, L.P., a Delaware limited partnership (clauses (xii) through (xv), collectively, the "**Trident VII Funds**", and together with Trident Pine and Trident Pine GP, the "**Trident Filing Persons**") and (xvi) certain related parties who have committed to contribute all of their shares of common stock of the Company to Parent immediately prior to the Closing of the Merger (the "**Other Rollover Stockholders**" and, collectively with the Karfunkel-Zyskind Family Persons, the "**Rollover Stockholders**") (collectively with the Parent Parties, the Trident Filing Persons and the Family Filing Persons, the "**Filing Persons**")

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 1, 2018 (the "**Merger Agreement**"), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger (the "**Merger**"). At the effective time of the Merger, each share of common stock of the Company, par value $0.01 per share (the "**Common Stock**"), that is issued and outstanding immediately prior to effective time of the Merger (other than shares of common stock of the Company that are (i) held by Merger Sub or Parent, (ii) held by the Company in treasury, (iii) held by any wholly owned subsidiary of the Company or (iv) held by any of the Company's common stockholders who have demanded and perfected such holder's right to appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn or otherwise lost such rights to appraisal) will be converted into the right to receive merger consideration of $13.50 per share of Common Stock in cash, without interest and less any required withholding taxes and, when so converted, will automatically be cancelled and cease to exist, except the right to receive the merger consideration. Upon completion of the Merger, the shares of Common Stock will no longer be publicly traded, and common stockholders (other than the Family Filing Persons and the Other Rollover Stockholders) will cease to have any ownership interest in the Company.

The board of directors of the Company, and based in part on the unanimous recommendation of a special committee of independent and disinterested directors, for purposes of serving on the special committee, that was established to evaluate and negotiate a potential transaction (as described more fully in the Proxy Statement (as defined below)), has unanimously (a) determined that the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, the Company and the Company's unaffiliated security holders (as defined in Rule 13e-3(a)(4) of the Exchange Act, the "Unaffiliated Stockholders"), (b) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated therein, including the Merger, and (c) resolved to recommend that the Company's common stockholders vote for the adoption of the Merger Agreement. The Merger remains subject to the satisfaction or waiver of the conditions to closing provided for in the Merger Agreement, including obtaining the affirmative vote of (i) the holders of at least a majority of all outstanding shares of Common Stock and (ii) the holders of at least a majority of the outstanding shares of Common Stock owned by the Company's common stockholders (other than Parent and its affiliates, the rollover stockholders (including each "immediate family member" (as such term is defined in Item 404 of Regulation S-K) of each rollover stockholder, and any trust or other entity in which any rollover stockholder or any such immediate family member holds, beneficially or otherwise, a material voting, proprietary, equity or other financial interest), and certain executive officers and directors) (collectively, the "Public Stockholders"), in favor of the adoption of the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the "**Proxy Statement**") under Regulation 14A of the Exchange Act, pursuant to which the Company's board of directors is soliciting proxies from common stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A-1 and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Summary Term Sheet*"

"*Questions and Answers about the Special Meeting and the Merger*"

Item 2. Subject Company Information

(a) Name and Address. The Company's name and the address and telephone number of its principal executive offices are as follows:

AmTrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor
New York, NY 10038
(212) 220-7120

(b) Securities. The classes of securities to which this Transaction Statement relates is the Company's common stock, par value $0.01 per share, of which 196,355,520 shares were issued and outstanding as of April 23, 2018.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"*Important Information Regarding AmTrust—Market Price of the Company's Common Stock*"

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"*Important Information Regarding AmTrust—Dividends*"

"*The Merger Agreement—Conduct of Business Pending the Merger*"

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"*Important Information Regarding AmTrust—Prior Public Offerings*"

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"*Important Information Regarding AmTrust—Transactions in Common Stock*"

Item 3. Identity and Background of the Filing Persons

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Summary Term Sheet*"

"*Important Information Regarding AmTrust*"

"*Important Information Regarding Parent, Parent GP, Merger Sub, K-Z LLC, Trident Pine, Trident Pine GP, LLC, the Karfunkel-Zyskind Family, Esther Zyskind and the Other Rollover Stockholders*"

"*The Parties to the Merger*"

Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Summary Term Sheet*"

"*Questions and Answers about the Special Meeting and the Merger*"

"*The Merger Agreement—Structure of the Merger*"

"*The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub*"

"*The Merger Agreement—Treatment of Company Equity Awards*"

"*The Merger Agreement—Payment for the Common Shares in the Merger*"

"*Special Factors—Background of the Merger*"

"*Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger*"

"*Special Factors—Purposes and Reasons of the Filing Persons for the Merger*"

"*The Special Meeting—Required Vote*"

"*The Merger Agreement—Conditions to the Merger*"

"*Special Factors—Certain Effects of the Merger*"

"*Special Factors—Interests of Certain of the Company's Directors and Executive Officers in the Merger*"

"*Special Factors—Anticipated Accounting Treatment of the Merger*"

"*Special Factors—Material U.S. Federal Income Tax Consequences of the Merger*"

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Summary Term Sheet*"

"*Special Factors—Certain Effects of the Merger*"

"*Special Factors—Interests of Certain of the Company's Directors and Executive Officers in the Merger*"

"*The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub*"

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"*Summary Term Sheet*"

"*Questions and Answers about the Special Meeting and the Merger*"

"*Special Factors—Dissenters' Rights of Appraisal*"

"*Dissenters' Rights to Appraisal*"

Annex B: Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"*Provisions for Unaffiliated Stockholders*"

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)–(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Summary Term Sheet*"

"*Special Factors—Background of the Merger*"

"*Special Factors—Interests of Certain of the Company's Directors and Executive Officers in the Merger*"

"*Rollover Agreement*"

"*Important Information Regarding AmTrust—Transactions in Common Stock*"

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Questions and Answers About the Special Meeting and the Merger*"

"*Special Factors—Background of the Merger*"

"*Special Factors—Position of the Filing Persons as to Fairness of the Merger*"

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Important Information Regarding AmTrust —Summary Historical Consolidated Financial Data*"

"*Important Information Regarding AmTrust —Ratio of Earnings to Fixed Charges and Preferred Stock Dividends*"

"*Important Information Regarding AmTrust —Book Value Per Share*"

"*Where You Can Find Additional Information*"

The audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 16, 2018, as amended by the Company's Amendment to the Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 23, 2018, are incorporated herein by reference and included as Exhibits (a)(6) and (a)(7), respectively, hereto.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Summary Term Sheet—Opinion of Deustche Bank*"

"*Summary Term Sheet—Equity Financing*"

"*Questions and Answers about the Special Meeting and the Merger*"

"*Special Factors—Background of the Merger*"

"*Special Factors—Opinion of Deutsche Bank*"

"*Special Factors—Equity Financing*"

"*Special Factors—Fees and Expenses*"

"*The Special Meeting—Solicitation of Proxies*"

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"*Summary Term Sheet—Interests of Certain of the Company's Directors and Executive Officers in the Merger*"

"*Special Factors—Interests of Certain of the Company's Directors and Executive Officers in the Merger*"

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Proxy Statement of AmTrust Financial Services, Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on April [●], 2018 (the "**Proxy Statement**").

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release of the Company, dated as of March 1, 2018 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on March 1, 2018).

(a)(6) Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 16, 2018.

(a)(7) Amendment to the Annual Report on Form 10-K/A for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 23, 2018.

(b) None.

(c)(1) Opinion of Deutsche Bank (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2) Presentation to the Special Committee of the Board of Directors of the Company, dated January 4, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(3) Presentation to the Special Committee of the Board of Directors of the Company, dated January 16, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(4) Presentation to the Special Committee of the Board of Directors of the Company, dated January 29, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(5) Presentation to the Special Committee of the Board of Directors of the Company, dated January 31, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(6) Presentation to the Special Committee of the Board of Directors of the Company, dated February 5, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(7) Presentation to the Special Committee of the Board of Directors of the Company, dated February 7, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(8) Presentation to the Special Committee of the Board of Directors of the Company, dated February 11, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(9) Presentation to the Special Committee of the Board of Directors of the Company, dated February 20, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(10) Presentation to the Special Committee of the Board of Directors of the Company, dated February 22, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(11) Presentation to the Special Committee of the Board of Directors of the Company, dated February 26, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(12) Presentation to the Special Committee of the Board of Directors of the Company, dated February 28, 2018, presented by Deutsche Bank, provided to the Special Committee.

(d)(1) Agreement and Plan of Merger, dated March 1, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc. and AmTrust Financial Services, Inc. (incorporated herein by reference to Annex A-1 of the Proxy Statement).

(d)(2) Rollover Agreement, dated as of March 1, 2018, by and between Evergreen Parent, L.P. and the Rollover Stockholders (incorporated herein by reference to Annex A-2 of the Proxy Statement).

(d)(3) Interim Investors Agreement, dated March 1, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc., K-Z Evergreen, LLC, Trident Pine Acquisition LP and, for certain limited purposes set forth therein, the Barry D. Zyskind, George Karfunkel and Leah Karfunkel (incorporated herein by reference to Exhibit 99.10 of the Schedule 13D filed by Barry D. Zyskind on March 1, 2018).

(d)(4) Trident Equity Commitment Letter, dated March 1, 2018, by and among Trident Pine Acquisition LP and Evergreen Parent, L.P (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D filed by Barry D. Zyskind on March 1, 2018).

<center>SIGNATURES</center>

After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April [●], 2018

AMTRUST FINANCIAL SERVICES, INC.

By: /s/ David Saks
      Name: David Saks
      Title: Chief Legal Officer

EVERGREEN MERGER SUB, INC.

By: /s/ Barry D. Zyskind
      Name: Barry D. Zyskind
      Title: Co-President and Co-Secretary

EVERGREEN PARENT, L.P.
By Evergreen Parent, GP, LLC, its general partner

By: /s/ Barry D. Zyskind
      Name: Barry D. Zyskind
      Title: Manager

EVERGREEN PARENT GP, LLC

By: /s/ Barry D. Zyskind
      Name: Barry D. Zyskind
      Title: Manager

K-Z EVERGREEN, LLC

By: /s/ Barry D. Zyskind
      Name: Barry D. Zyskind
      Title: Manager

BARRY D. ZYSKIND

/s/ Barry D. Zyskind
Name: Barry D. Zyskind

GEORGE KARFUNKEL

/s/ George Karfunkel
Name: George Karfunkel

LEAH KARFUNKEL

/s/ Leah Karfunkel
Name: Leah Karfunkel



ROLLOVER STOCKHOLDER

/s/ Barry Karfunkel
Name: Barry Karfunkel

ROLLOVER STOCKHOLDER

/s/ Robert Karfunkel
Name: Robert Karfunkel

ROLLOVER STOCKHOLDER
GKarfunkel Family LLC



/s/ Harry Reinhold
Name: Harry Reinhold
Title: Manager



ESTHER ZYSKIND

/s/ Esther Zyskind
Name: Esther Zyskind

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material under Rule 14a-12

AMTRUST FINANCIAL SERVICES, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

        AmTrust Financial Services, Inc. Common Stock, $0.01 par value per share

    (2)   Aggregate number of securities to which transaction applies:

        92,462,897 shares of Common Stock (including shares subject to restricted stock units, performance share units and shares of restricted Common Stock) and 1,111,554 shares of Common Stock issuable pursuant to the exercise of outstanding options with exercise prices below $13.50 per share

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        The maximum aggregate value was determined based upon the sum of: (1) 92,462,897 shares of Common Stock (including shares subject to restricted stock units, performance share units and shares of restricted Common Stock) multiplied by $13.50 per share (excluding shares of Common Stock (i) held by Merger Sub or Parent, (ii) held by the Company in treasury or (iii) held by any wholly owned subsidiary of the Company); and (2) stock options to purchase 1,111,554 shares of Common Stock with an exercise price per share below $13.50 multiplied by $7.23 per share (the difference between $13.50 and the weighted average exercise price of $6.27 per share). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by .0001245.

    (4)   Proposed maximum aggregate value of transaction: $1,256,281,827

    (5)   Total fee paid: $156,408

☒   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:



PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION — DATED APRIL [●], 2018

AmTrust

FINANCIAL

59 Maiden Lane, 43rd Floor
New York, NY 10038

Notice of Special Meeting of Stockholders and Proxy Statement
To Be Held On [●], 2018

Dear Stockholder:

You are cordially invited to attend a special meeting of the stockholders of AmTrust Financial Services, Inc. ("AmTrust," "AmTrust Financial," "the Company," "our," "us," or "we"), which will be held on [●], 2018, commencing at [●] [a.m.] (Eastern time), at [●].

At the special meeting, holders of shares of our common stock, par value $0.01 per share, will be asked to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of March 1, 2018 (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among Evergreen Parent, L.P., a Delaware limited partnership ("Parent"), Evergreen Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger. Parent will own 100% of the common stock of the Company following the transactions contemplated by the Merger Agreement.

At the effective time of the merger, each share of common stock of the Company that is issued and outstanding immediately prior to the effective time of the merger (other than shares of common stock of the Company that are (i) held by Merger Sub or Parent, (ii) held by the Company in treasury, (iii) held by any wholly owned subsidiary of the Company or (iv) held by any of the Company's common stockholders who have demanded and perfected such holder's right to appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn or otherwise lost such rights to appraisal, as described more fully under "*The Merger Agreement — Effect of the Merger on the Common Shares of the Company and Merger Sub*" on page 89), will be converted into the right to receive merger consideration of $13.50 per share of common stock of the Company in cash, without interest and less any required withholding taxes and, when so converted, will automatically be cancelled and cease to exist, except the right to receive the merger consideration.

The proposed merger may be deemed a "going private transaction" under the rules of the U.S. Securities and Exchange Commission (which we refer to as the "SEC"). If the merger is completed, all of the shares of the common stock of the Company will cease to be publicly traded and will be owned by Parent.

The Board of Directors of the Company (the "Board") formed a special committee (the "Special Committee") consisting of four independent and disinterested directors of the Company to evaluate and negotiate a potential transaction (as described more fully in the enclosed proxy statement) and other alternatives available to the Company. The Special Committee unanimously determined that the transactions contemplated by the Merger Agreement, including the merger, are fair to, and in the best interests of, the Company and the Company's unaffiliated security holders (as such term is defined under Rule 13e-3(a)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"), the "Unaffiliated Stockholders"), and unanimously recommended that the Board approve and declare advisable the Merger Agreement, a copy of which is attached as Annex A-1 to the accompanying proxy statement, and the transactions contemplated therein, including the merger, and that the Company's common stockholders vote for the adoption of the Merger Agreement. Based in part on that recommendation, the Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the merger, are fair to, and in the best interests of, the Company's common stockholders (including the Unaffiliated Stockholders), (ii) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated therein, including the merger, and (iii) resolved to recommend that the Company's common stockholders vote for the adoption of the Merger Agreement. The Special Committee made its determination after consultation with its independent legal and financial advisors and after consideration of a number of factors as further described in the accompanying proxy statement. *The Board of Directors recommends unanimously that you vote "FOR" the adoption of the Merger Agreement and "FOR" the adjournment of the special meeting from time to time, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the Merger Agreement.*

Approval of the proposal to adjourn the special meeting from time to time, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the shares present in person or by proxy at the meeting, and entitled to vote at the meeting.

The enclosed proxy statement describes the Merger Agreement, the merger and related agreements and provides specific information concerning the special meeting. In addition, you may obtain information about us from documents filed with the Securities and Exchange Commission. We urge you to read the entire proxy statement, including the annexes and the documents referred to or incorporated by reference in the proxy statement, carefully, as it sets forth the details of the Merger Agreement and other important information related to the merger.

Your vote is very important, regardless of the number of shares of common stock of the Company you own. The merger cannot be completed without the approval of (i) the holders of at least a majority of all outstanding shares of common stock of the Company and (ii) the holders of at least a majority of the outstanding shares of common stock of the Company owned by the Company's common stockholders (other than Parent and its affiliates, the rollover stockholders (including each "immediate family member" (as such term is defined in Item 404 of Regulation S-K) of each rollover stockholder, and any trust or other entity in which any rollover stockholder or any such immediate family member holds, beneficially or otherwise, a material voting, proprietary, equity or other financial interest), and certain executive officers and directors) (collectively, the "Public Stockholders"). Pursuant to our by-laws, each share of common stock of the Company is entitled to one vote per share. In addition, the Merger Agreement makes the approval by stockholders of the proposal to adopt the Merger Agreement a condition to the parties' obligations to consummate the merger. If you fail to vote on the proposal related to adoption of the Merger Agreement, the effect will be the same as a vote against the adoption of the Merger Agreement.

If you own shares of common stock of the Company of record, you will find enclosed a proxy and voting instruction card or cards and an envelope in which to return the card(s). Whether or not you plan to attend this meeting, please sign, date and return your enclosed proxy and voting instruction card(s), or vote over the phone or Internet, as soon as possible so that your shares of common stock of the Company can be voted at the meeting in accordance with your instructions. You can revoke your proxy before the special meeting and issue a new proxy as you deem appropriate. You will find the procedures to follow if you wish to revoke your proxy on page 86 of the enclosed proxy statement. Your vote is very important.

If you are a stockholder of record, submitting a proxy will not prevent you from voting your shares in person if you subsequently choose to attend the special meeting.

If you are a stockholder who holds your shares of common stock of the Company in "street name" through a broker, bank or other nominee, please be aware that you will need to follow the directions provided by such broker, bank or nominee regarding how to instruct it to vote your shares of common stock of the Company at the special meeting.

If you have any questions or need assistance voting your shares of common stock of the Company, please call MacKenzie Partners, Inc., the Company's proxy solicitor in connection with the special meeting, toll-free at 1-(800) 322-2885.

Sincerely,

Stephen Ungar
Senior Vice President, General Counsel and Secretary

New York, New York
[●], 2018

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This proxy statement is dated as of [●], 2018 and is first being mailed to stockholders on or about [●], 2018.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF AMTRUST FINANCIAL SERVICES, INC. ("THE COMPANY")

Date:	[●], 2018
Time:	[●] [a.m.] Eastern time
Place:	[●]

Purpose: 1. To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of March 1, 2018 (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among Evergreen Parent, L.P., a Delaware limited partnership ("Parent"), Evergreen Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company;

2. To approve the adjournment of the special meeting from time to time, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the Merger Agreement; and

3. To act upon other business that may properly come before the special meeting or any adjournment or postponement thereof.

Record Date: [●], 2018 — Stockholders registered in our records or our agents' records as of the close of business on that date are entitled to receive notice of and to vote at the special meeting and at any adjournment thereof.

Mailing Date: The approximate mailing date of this proxy statement and accompanying proxy card is [●], 2018.

All stockholders of record are invited to attend the special meeting in person. Your vote is important, regardless of the number of shares of common stock of the Company you own. The merger cannot be completed without the affirmative vote of (i) the holders of at least a majority of all outstanding shares of common stock of the Company and (ii) the holders of at least a majority of the outstanding common stock of the Company owned by the Company's common stockholders (other than Parent and its affiliates, the rollover stockholders (including each "immediate family member" (as such term is defined in Item 404 of Regulation S-K) of each rollover stockholder, and any trust or other entity in which any rollover stockholder or any such immediate family member holds, beneficially or otherwise, a material voting, proprietary, equity or other financial interest), and certain executive officers and directors) (collectively, the "Public Stockholders"), in favor of the adoption of the Merger Agreement. Pursuant to our by-laws, holders of shares of common stock of the Company are entitled to one vote per share. Under the Rollover Agreement (as defined in the Merger Agreement), the rollover stockholders, as holders of approximately 55% of the outstanding shares of common stock of the Company, agreed, upon the terms and subject to the conditions set forth in the Rollover Agreement, to vote all such shares that they own in favor of adoption of the Merger Agreement and the presence of these shares assures a quorum at the special meeting. A failure to vote your shares of common stock of the Company on the merger or an abstention from voting on the merger will have the same effect as a vote "against" the merger for purposes of each required stockholder vote.

The proposal to adjourn the special meeting from time to time, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger Agreement requires the affirmative vote of a majority of the votes cast at the special meeting. As quorum is assured by the presence of those shares of common stock of the Company of the rollover stockholders, as holders of approximately 55% of the outstanding shares of common stock of the Company, a failure to vote your common stock on the proposal will not have an effect on the outcome of the proposal.

Even if you plan to attend the special meeting in person, we request that you complete, sign, date and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. You also may submit your proxy by using a toll-free telephone number or the Internet. We have provided

	Page

AMTRUST FINANCIAL SERVICES, INC.
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD [●], 2018

PROXY STATEMENT

This proxy statement contains information related to a special meeting of stockholders of AmTrust Financial Services, Inc. (which we refer to as "AmTrust," the "Company," "we," "us" or "our"), which will be held at [●], on [●], 2018, at [●] [a.m.], Eastern time, and any adjournments or postponements thereof. We are furnishing this proxy statement to stockholders of the Company as part of the solicitation of proxies by the board of directors of the Company (which we refer to as the "Board of Directors" or the "Board") for use at the special meeting. This proxy statement is dated as of [●], 2018 and is first being mailed to stockholders of the Company on or about [●], 2018.

SUMMARY TERM SHEET

This Summary Term Sheet discusses certain material information contained in this proxy statement, including with respect to the Agreement and Plan of Merger, dated as of March 1, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc. and the Company, which as amended, supplemented or otherwise modified from time to time we refer to in this proxy statement as the "Merger Agreement." We encourage you to read carefully the entirety of this proxy statement, including its annexes and the documents referred to or incorporated by reference in this proxy statement, as this Summary Term Sheet may not contain all of the information that may be important to you. Each item in this Summary Term Sheet includes page references directing you to a more complete description of that item in this proxy statement.

The proposed merger may be deemed a "going private transaction" under the rules of the U.S. Securities and Exchange Commission (which we refer to as the "SEC"). If the merger is completed, all of the shares of common stock of the Company will cease to be publicly traded and will be owned by Evergreen Parent, L.P., a Delaware limited partnership (which we refer to as "Parent").

The Parties to the Merger Agreement

AmTrust Financial Services, Inc.

AmTrust, a multinational insurance holding company headquartered in New York, offers specialty property and casualty insurance products, including workers' compensation, commercial automobile, general liability and extended service and warranty coverage through its primary insurance subsidiaries rated "A" (Excellent) by A.M. Best. AmTrust is included in the Fortune 500 list of largest companies. Additional information about AmTrust is contained in our public filings, certain of which are incorporated by reference into this proxy statement.

For more information about AmTrust, see "*Important Information Regarding AmTrust — Company Background*" and "*Where You Can Find Additional Information*" beginning on pages 110 and 137, respectively. AmTrust's internet website and the information contained therein or connected thereto is not intended to be incorporated by reference into this proxy statement.

Evergreen Parent, L.P.

Parent is a Delaware limited partnership whose limited partners are Trident Pine Acquisition LP, a Delaware limited partnership (which we refer to as "Trident Pine"), whose limited partners are Trident VII Professionals Fund, L.P., Trident VII, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Parallel Fund, L.P. (which we refer to collectively as "Trident Funds"), each of which are managed by Stone Point Capital LLC (which we refer to as "Stone Point"), and K-Z Evergreen, LLC (which we refer to as "K-Z LLC"), a Delaware limited liability company owned by Barry D. Zyskind, Chairman and Chief Executive Officer of the Company, George Karfunkel and Leah Karfunkel (who we refer to as the "Karfunkel-Zyskind Family" and, together with K-Z LLC, the "Karfunkel-Zyskind Family Persons"). Parent was formed solely for the purpose of engaging in the merger and other related transactions. Parent has not engaged in any business other than in connection with the merger and other related transactions. The Trident Funds were established in 2016 to make private equity investments in the global financial services industry. The Trident Funds have total capital commitments of $5.55 billion. Of this amount, as of the date of this proxy statement, the Trident Funds have invested approximately $1.177 billion in seven portfolio companies. There are approximately 167 limited partners of the Trident Funds (exclusive of investment professionals of Stone Point), which primarily consist of Fortune 1000 companies, international investment banks, global insurance companies, pension funds for major corporations, state or municipal government entities, state or municipal governmental and foreign pension plans, sovereign wealth funds and foreign official institutions, nationally and internationally recognized universities and other tax-exempt charitable institutions.

The Trident Funds are managed by Stone Point. Stone Point is a Delaware limited liability company and private equity firm headquartered in Greenwich, Connecticut. Stone Point has raised and managed seven private equity funds with aggregate committed capital of approximately $19 billion to make investments in the global financial services industry. Stone Point and its affiliates have made numerous investments in companies in the service contract, warranty and insurance sectors, including, but not limited to, Alliant, the former Alterra Holdings Limited, APCO Holdings, Inc., Kensington Vanguard and PURE Insurance. See "*The Parties to the Merger — Evergreen Parent, L.P.*" beginning on page 83, and "*Important Information Regarding Parent, Parent GP, Merger Sub, K-Z LLC, Trident Pine, Trident Pine GP, LLC, the Karfunkel-Zyskind Family, Esther Zyskind and the Other Rollover Stockholders*" beginning on page 126.

Evergreen Merger Sub, Inc.

Evergreen Merger Sub, Inc. (which we refer to as "Merger Sub") is a Delaware corporation and wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the merger and other related transactions. Merger Sub has not engaged in any business other than in connection with the merger and other related transactions. See "*The Parties to the Merger — Evergreen Merger Sub, Inc.*" beginning on page 83, and "*Important Information Regarding Parent, Parent GP, Merger Sub, K-Z LLC, Trident Pine, Trident Pine GP, LLC, the Karfunkel-Zyskind Family, Esther Zyskind and the Other Rollover Stockholders*" beginning on page 126.

The Merger Proposal

You are being asked to consider and vote upon a proposal to adopt the Merger Agreement.

The Merger Agreement provides that, at the closing of the merger, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger. Parent will own 100% of the common stock of the Company following the transactions contemplated by the Merger Agreement. Upon completion of the merger, each outstanding share of common stock of the Company, par value $0.01 per (other than shares of common stock of the Company that are (i) held by Merger Sub or Parent, (ii) held by the Company in treasury, (iii) held by any wholly owned subsidiary of the Company, or (iv) held by any of the Company's common stockholders who are entitled to, and properly exercise, appraisal rights under Delaware law, as described more fully under "*The Merger Agreement — Effect of the Merger on the Common Shares of the Company and Merger Sub*" on page 89), will be converted into the right to receive merger consideration of $13.50 per share of common stock of the Company in cash, without interest and less any required withholding taxes. Upon completion of the merger, the shares of common stock of the Company will no longer be publicly traded, and common stockholders of the Company (other than the direct or indirect ownership of Parent, its affiliates and the rollover stockholders) will cease to have any ownership interest in the Company.

The Special Meeting

The special meeting will be held at [●], on [●], 2018, at [●] [a.m.], Eastern time.

Record Date and Quorum

The holders of record of the shares of common stock of the Company as of the close of business on [●], 2018 (the record date for determination of stockholders of the Company entitled to notice of and to vote at the special meeting) are entitled to receive notice of and to vote at the special meeting.

The presence at the special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of common stock of the Company entitled to vote on the record date will constitute a quorum, permitting the Company to conduct its business at the special meeting. Under the Rollover Agreement, the rollover stockholders (as defined below), as holders of approximately 55% of the outstanding shares of common stock of the Company, agreed, upon the terms and subject to the conditions set forth in the Rollover Agreement, to vote all shares of common stock they own in favor of adoption of the Merger Agreement and the presence of these shares of common stock of the Company assures a quorum at the special meeting.

Required Stockholder Votes for the Merger

The merger cannot be completed without the affirmative vote of (i) the holders of at least a majority of all outstanding shares of common stock of the Company and (ii) the holders of at least a majority of the outstanding shares of common stock of the Company owned by the Company's common stockholders (other than Parent and its affiliates, the rollover stockholders (including each "immediate family member" (as such term is defined in Item 404 of Regulation S-K) of each rollover stockholder, and any trust or other entity in which any rollover stockholder or any such immediate family member holds, beneficially or otherwise, a material voting, proprietary, equity or other financial interest), and certain executive officers and directors) (collectively, the "Public Stockholders"), in favor of the adoption of the Merger Agreement. Pursuant to our by-laws, shares of common stock of the Company are entitled to one vote per share. The approval of the proposal to adopt the Merger Agreement is a condition to the parties' obligations to consummate the merger.

A failure to vote shares of common stock or an abstention from voting will have the same effect as a vote against adoption of the Merger Agreement.

As of the record date, [●] shares of common stock of the Company were outstanding. The rollover stockholders have voting power with respect to 108,534,675 of such shares, representing approximately 55% of the outstanding voting power as of the record date. Under the Rollover Agreement (as defined below), the rollover stockholders, as holders of approximately 55% of the outstanding shares of common stock of the Company, agreed, upon the terms and subject to the conditions set forth in the Rollover Agreement, to vote all shares of common stock they own in favor of adoption of the Merger Agreement.

Except in their capacities as members of the Board or as members of the Special Committee (as defined below) that was established to evaluate and negotiate a potential transaction and consider other alternatives available to the Company (as described more fully under "*Special Factors — Background of the Merger*" on page 21), and except as contemplated by the Rollover Agreement, no executive officer or director of the Company has made any recommendation either in support of or in opposition to the merger or the Merger Agreement.

Conditions to the Merger

The obligations of the Company, Parent and Merger Sub to effect the merger are subject to the fulfillment or waiver, at or before the effective time of the merger, of the following conditions:

- that no court or other governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger;

- that since the date of the Merger Agreement, there has not been any "material adverse effect"; and

- that the required regulatory approvals have been made or obtained, as applicable, without the imposition of a burdensome condition (as such term is defined in the section of this proxy statement titled "*The Merger Agreement — Other Covenants and Agreements — Reasonable Best Efforts*" on page 99).

When the Merger Becomes Effective

We anticipate completing the merger in the second half of 2018, subject to adoption of the Merger Agreement by the Company's common stockholders as specified herein and the satisfaction or waiver of the other conditions to closing.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger

The Board formed a special committee of the Board consisting of four independent and disinterested directors of the Company (Donald T. DeCarlo, Susan C. Fisch, Abraham Gulkowitz and Raul Rivera) (the "Special Committee") for the purpose of evaluating a proposal from the Karfunkel-Zyskind Family and any other bidder affiliated or working with the Karfunkel-Zyskind Family and, if the Special Committee were to deem it appropriate and advisable, to negotiate and make recommendations to the Board with respect to such a proposal and a potential transaction with the Karfunkel-Zyskind Family and any such other bidder or any alternatives thereto.

The Special Committee, acting with the advice and assistance of its independent legal and financial advisors, evaluated and negotiated the merger proposed by Trident Pine and the Karfunkel-Zyskind Family and determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the unaffiliated security holders (as such term is defined under Rule 13e-3(a)(4) of the Exchange Act, the "Unaffiliated Stockholders"), and recommended that the Board approve the merger, the merger agreement and the related ancillary agreements and the transactions contemplated thereby.

Based in part on the unanimous recommendation of the Special Committee, as well as on the basis of the other factors described below (including, among other factors, the financial analyses reviewed and discussed with the Special Committee by Deutsche Bank Securities, Inc. ("Deutsche Bank")), which the Board adopted as its own, the Board unanimously resolved on behalf of the Company that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement were fair, advisable and in the best interests of the Company and the Unaffiliated Stockholders, approved the Merger Agreement, the merger and the other transaction contemplated thereby and recommended that the stockholders of the Company vote "FOR" the adoption of the Merger Agreement.

For a more complete discussion of the factors considered by the Special Committee and the Board in reaching their decisions to approve the Merger Agreement and the merger, see "*Special Factors — Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger*" on page 35. The material factors that led the Special Committee to conclude that the Merger Agreement is fair included:

- the current and historical market prices of the common stock, including the facts that the per share merger consideration of $13.50 represents a premium of approximately 33% over the closing price of the common stock of $10.15 on January 9, 2018 (the unaffected share price prior to the public announcement of the Initial Proposal), approximately 22% over the volume weighted average price (VWAP) of the common stock for the three-month period prior to the public announcement of the Initial Proposal, and approximately 34% over the closing price of the common stock one month prior to the public announcement of the Initial Proposal;

- that the Special Committee was able to negotiate an effective increase in the merger consideration of $1.25 from the per share consideration offered in the Initial Proposal, representing an increase of greater than 10%;

- the Special Committee's consideration of the risks and potential likelihood of achieving greater value for the Unaffiliated Stockholders by pursuing strategic alternatives to the merger, including continuing as an independent public company and pursuing the Company's strategic plan, relative to the benefits of the merger;

- the ongoing reputational and business pressures faced by the Company and its slower growth, including higher than expected loss and combined ratios for full year 2017 and fourth quarter 2017 and the likelihood that such performance would be sustained for a longer than originally anticipated period of time thereby negatively impacting the Company's premium growth, underwriting margins and profitability;

- the belief by the Special Committee that the merger consideration was the highest price that could be obtained from Trident Pine and the Karfunkel-Zyskind Family, that the terms were the most favorable terms Trident Pine and the Karfunkel-Zyskind Family would be willing to agree to and that further negotiations would run the risk of causing Trident Pine and the Karfunkel-Zyskind Family to abandon the transaction altogether or materially delay the entry into a definitive agreement for the transaction, in which event, given the circumstances facing the Company, the Unaffiliated Stockholders would likely lose the opportunity to accept the premium being offered;

- the Special Committee's belief that it was unlikely that any other transaction with a third party could be consummated at this time in light of the position of the Karfunkel-Zyskind Family that they would not agree to any other transaction involving a sale of their stake in the Company;

- the fact that the Unaffiliated Stockholders will receive cash for their shares and will therefore have immediate liquidity and receive certain value for their shares at $13.50 per share;

- the oral opinion delivered by Deutsche Bank to the Special Committee, which was subsequently confirmed by a written opinion dated February 28, 2018, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Deutsche Bank in preparing its opinion, the merger consideration of $13.50 per share of common stock of the Company was fair, from a financial point of view, to the Unaffiliated Stockholders, as more fully described in the section entitled "*Special Factors — Opinion of Deutsche Bank*" beginning on page 40; and

- the terms of the Merger Agreement, including:

  - the termination fee and/or expense reimbursement available to Parent and Trident Pine, as applicable, under certain circumstances, including as described above, in connection with the termination of the Merger Agreement, which the Special Committee concluded were reasonable in the context of termination fees and expense reimbursements payable in comparable transactions and in light of the overall terms of the Merger Agreement;

  - the inclusion of provisions that permit the (i) Board of Directors or the Special Committee, under specified circumstances, to change or withdraw its recommendation with respect to the Merger Agreement and the merger and (ii) the Special Committee, under specified circumstances, to respond to unsolicited proposals to acquire the Company to the extent the Special Committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties;

  - the representations by Parent that, as of the date of the Merger Agreement, neither it nor its affiliates had engaged in negotiations or reached any agreement pursuant to which at least 10% or more of the consolidated assets of the Company would be sold or otherwise disposed of; and

  - the other terms and conditions of the Merger Agreement, as discussed in the section entitled "*The Merger Agreement*" beginning on page 88, which the Special Committee, after consulting with Willkie Farr & Gallagher LLP ("Willkie Farr"), considered to be reasonable and consistent with relevant precedent transactions;

6

Opinion of Deutsche Bank

At the February 28, 2018 meeting of the Special Committee, Deutsche Bank delivered its oral opinion to the Special Committee, subsequently confirmed in a written opinion dated February 28, 2018, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Deutsche Bank in preparing its opinion, the merger consideration of $13.50 per share of common stock of the Company was fair, from a financial point of view, to the Unaffiliated Stockholders. Deutsche Bank's opinion was limited to the fairness of the merger consideration of $13.50 per share of common stock of the Company, from a financial point of view, to the Unaffiliated Stockholders as of the date of the opinion.

The full text of Deutsche Bank's written opinion, dated February 28, 2018, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Deutsche Bank in connection with the opinion, is included in this proxy statement as Annex C and is incorporated herein by reference. The summary of Deutsche Bank's opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. You are encouraged to, and should, read the full text of Deutsche Bank's opinion, the section below summarizing Deutsche Bank's opinion captioned "*Special Factors —Opinion of Deutsche Bank*" on page 40 and the presentations made by Deutsche Bank to the Special Committee carefully and in their entirety. Deutsche Bank's opinion was addressed to, and for the use and benefit of, the Special Committee in connection with and for purposes of its evaluation of the merger. Deutsche Bank's opinion does not constitute a recommendation as to how any holder of any shares of common stock of the Company should vote or act with respect to the merger or any other matter. Deutsche Bank expressed no opinion as to the merits of the underlying decision of the Company or the Special Committee to engage in the merger or the relative merits of the merger as compared to any alternative transactions or business strategies.

Purposes and Reasons of the Filing Persons for the Merger

Under the SEC rules governing "going private" transactions, each of Parent, Merger Sub and Evergreen Parent GP LLC (collectively, the "Parent Parties") and the Karfunkel-Zyskind Family, Esther Zyskind and K-Z LLC (collectively, the "Family Filing Persons") is an affiliate of the Company and each of Trident Pine GP, LLC, Trident Pine and the Trident Funds (collectively, the "Trident Filing Persons") and the rollover stockholders excluding the Karfunkel-Zyskind Family and Esther Zyskind (the "Other Rollover Stockholders") may be an affiliate of the Company. Therefore, each of the Parent Parties, the Trident Filing Persons, the Family Filing Persons and the Other Rollover Stockholders (collectively, the "Filing Persons") is required to express its, his or her purposes and reasons for the merger to the Company's "unaffiliated security holders," as such term is defined under Rule 13e-3 of the Exchange Act. Each of the Filing Persons is making the statements included in this section of this proxy statement solely for the purpose of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act. The views of each of the Filing Persons should not be construed as a recommendation to any Unaffiliated Stockholder as to how such Unaffiliated Stockholder should vote on the proposal to adopt the Merger Agreement.

- For the Parent Parties, the purpose of the merger is to effectuate the transactions contemplated by the Merger Agreement.
- For the Trident Filing Persons and the Family Filing Persons, the primary purpose of the merger is to allow the Trident Funds and the Karfunkel-Zyskind Family to acquire through their investment in Parent all of the shares of common stock not already controlled by the Karfunkel-Zyskind Family, Esther Zyskind and the Other Rollover Stockholders so that the Company can be operated as a privately held company. This will:
  - facilitate the acquisition by the Trident Funds of a significant indirect equity ownership in the Company;
  - allow the Karfunkel-Zyskind Family to increase their indirect equity ownership in the Company; and

- allow the Other Rollover Stockholders and Esther Zyskind to maintain, indirectly, their equity ownership in the Company, which will in turn allow each of them to bear the rewards and risks of such ownership after the merger is completed and the Company's common stock ceases to be publicly traded.

For a more complete discussion of the purposes and reasons of the Filing Persons for the merger, see "*Special Factors — Purposes and Reasons of the Filing Persons for the Merger*" on page 59.

Certain Effects of the Merger

If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger. Parent will own 100% of the common stock of the Company following the transactions contemplated by the Merger Agreement. At the effective time of the merger, each share of common stock of the Company that is issued and outstanding immediately prior to the effective time of the merger (other than shares of common stock of the Company that are (i) held by Merger Sub or Parent, (ii) held by the Company in treasury, (iii) held by any wholly owned subsidiary of the Company or (iv) held by any of the Company's common stockholders who have demanded and perfected such holder's right to appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (which we refer to as the "DGCL") and have not withdrawn or otherwise lost such rights to appraisal, as described more fully under "*The Merger Agreement — Effect of the Merger on the Common Shares of the Company and Merger Sub*" on page 89),will be converted into the right to receive merger consideration of $13.50 per share of common stock of the Company in cash, without interest and less any required withholding taxes and, when so converted, will automatically be cancelled and cease to exist, except the right to receive the merger consideration. Upon completion of the merger, the shares of common stock of the Company will no longer be publicly traded, and holders of such shares (other than Parent and its affiliates and the rollover stockholders) will cease to have any ownership interest in the Company. For a full description of certain effects of the merger, see "*The Merger Agreement — Effect of the Merger on the Common Shares of the Company and Merger Sub*" on page 89.

Treatment of Company Equity Awards

As of the effective time of the merger, each option to purchase shares of common stock of the Company that is outstanding and vested immediately prior to the effective time of the merger with an exercise price per share that is less than the merger consideration will be cancelled in exchange for an amount in cash equal to the product of (a) the excess of the merger consideration over the per share exercise price of the option, and (b) the number of shares of common stock of the Company underlying the option. Any option that is outstanding and vested immediately prior to the effective time of the merger with an exercise price per share that is equal to or greater than the merger consideration will be cancelled at the effective time of the merger for no consideration.

As of the effective time of the merger, each option to purchase shares of common stock of the Company that is outstanding and not vested immediately prior to the effective time of the merger with an exercise price per share that is less than the merger consideration will be converted into the right to receive an amount in cash equal to the product of (a) the excess of the merger consideration over the per share exercise price of the option and (b) the number of shares of common stock of the Company underlying the option. Such amount will be payable by the surviving corporation within 15 business days after the date the option would have vested and subject to the satisfaction of the vesting conditions applicable to the option. Any option that is outstanding and not vested immediately prior to the effective time of the merger with an exercise price per share that is equal to or greater than the merger consideration will be cancelled at the effective time of the merger for no consideration.

As of the effective time of the merger, each restricted share of common stock of the Company that is outstanding and vested immediately prior to the effective time of the merger will be cancelled and converted into the right to receive an amount in cash equal to the merger consideration. As of the effective time of the merger,

If, prior to the time stockholders of the Company approve the proposal to adopt the Merger Agreement, (i) the Company receives an unsolicited *bona fide* written acquisition proposal, (ii) the Special Committee determines by resolution in good faith, after consultation with its outside financial advisors and outside legal counsel, that the acquisition proposal constitutes or would reasonably be expected to lead to a "superior proposal" (as defined in the section of the proxy statement entitled "*The Merger Agreement — Other Covenants and Agreements — No Solicitation; No Adverse Company Recommendation*" beginning on page 96), and (iii) after consultation with its outside financial advisors and outside legal counsel, the Special Committee determines that failure to take the actions below with respect to such acquisition proposal would be inconsistent with its fiduciary duties under Delaware law, then the Company may in response to such acquisition proposal:

- furnish access and non-public information with respect to the Company and its subsidiaries to the person who has made such acquisition proposal pursuant to an acceptable confidentiality agreement meeting certain requirements specified by the Merger Agreement (as long as all such information provided to such person has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such person); and

- participate in discussions and negotiations with such person regarding such acquisition proposal.

The Company must promptly (and, in any event, within 24 hours) advise Parent in writing by email if (i) any inquiries, proposals or offers with respect to an acquisition proposal are received by, (ii) any information is requested from, or (iii) any discussions or negotiations are sought to be initiated or continued with, it or any of its representatives. The Company is required to keep Parent informed, on a current basis, of the status and terms of any such inquiries, proposals or offers (including any determinations made, or actions taken, and any amendments to the terms of any proposals or offers) and the status of any such discussions or negotiations, including any changes in the Company's intentions as previously notified. However, if any acquisition proposal or inquiry is made, or any other information with respect to such acquisition proposal or inquiry is provided, solely to Barry D. Zyskind, George Karfunkel or Leah Karfunkel, the Company will have no obligations to Parent with respect to such acquisition proposal, inquiry or other information until such time as any member of the Special Committee is made aware of such acquisition proposal, inquiry or other information.

Except as described below, neither the Board nor any committee thereof (including the Special Committee) is permitted to:

- withdraw, suspend, modify or amend its recommendation that the Company's common stockholders adopt the Merger Agreement in any manner adverse to Parent or fail to include such recommendation in this proxy statement or any supplement hereto;

- adopt, approve, endorse, recommend or otherwise declare advisable an acquisition proposal;

- at any time following receipt of an acquisition proposal, fail to publicly reaffirm its approval or recommendation that the Company's common stockholders approve the adoption of the Merger Agreement and the business combination and related transactions contemplated thereby as promptly as practicable (but in any event within four business days after receipt of any reasonable written request to do so from Parent); or

- fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any acquisition proposal subject to Regulation 14D under the Exchange Act within 10 business days after commencement of such acquisition proposal.

We refer in this proxy statement to any of the actions listed above as an "adverse company recommendation." The provision of factual information by the Company to its stockholders will not be deemed to constitute an adverse company recommendation so long as the disclosure through which such factual information is conveyed, taken as a whole, is not inconsistent with the company recommendation and, if requested in writing by Parent prior to the making of such disclosure, reaffirms the company recommendation.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the special meeting, the Merger Agreement and the merger. These questions and answers may not address all questions that may be important to you as a stockholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement for further information.

Q: What is the proposed transaction?

A: The proposed transaction is the merger of Merger Sub with and into the Company pursuant to the Merger Agreement. If the merger is consummated, the Company will become a privately held company. Parent will own 100% of the common stock of the Company following the transactions contemplated by the Merger Agreement.

Q: What will I receive in the merger?

A: If the merger is completed, you hold your shares through the effective time of the merger and you do not exercise your appraisal rights, or withdraw, fail to perfect or otherwise lose your appraisal rights under Delaware law (as explained in the "*Dissenters' Rights to Appraisal*" section of this proxy statement on page 132), you will be entitled to receive the merger consideration of $13.50 per share in cash, without interest and less any applicable withholding taxes, for each share of common stock of the Company that you own. You will not be entitled to retain or receive shares in the surviving corporation.

Q: Will stockholders receive dividends before the merger is completed or if the Merger Agreement is terminated?

A: No, except that, in accordance with the Merger Agreement, the Company was permitted to pay the quarterly dividend on its common stock of $0.17 per share, declared on February 13, 2018, which was paid on April 16, 2018.

Q: When and where is the special meeting?

A: The special meeting will take place on [●], 2018, starting at [●] [a.m.], Eastern time, at [●].

Q: What matters will be voted on at the special meeting?

A: You will be asked to vote on the proposals to:

 • adopt the Merger Agreement;

 • approve the adjournment of the special meeting from time to time, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the Merger Agreement; and

 • act upon other business that may properly come before the special meeting or any adjournment or postponement thereof

Q: What constitutes a quorum for the special meeting?

A: The presence at the special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of common stock of the Company entitled to vote on the record date will constitute a quorum, permitting the Company to conduct its business at the special meeting. Under the Rollover Agreement, the rollover stockholders, as holders of approximately 55% of the outstanding common stock of the Company, agreed, upon the terms and subject to the conditions set forth in the Rollover Agreement, to vote all of the shares of common stock of the Company that they own in favor of adoption of the Merger Agreement and the presence of these shares assures a quorum at the special meeting.

Q: What vote of our stockholders is required to approve the Merger Agreement?

A: The consummation of the merger is conditioned upon the approval of a resolution to adopt the Merger Agreement by the affirmative vote of (i) the holders of at least a majority of all outstanding shares of common stock of the Company and (ii) the holders of at least a majority of the outstanding shares of common stock of the Company owned by the Public Stockholders, in each case, in favor of the adoption of the Merger Agreement. Pursuant to our by-laws, shares of common stock of the Company are entitled to one vote per share. The approval of the proposal to adopt the Merger Agreement is a condition to the parties' obligations to consummate the merger. Under the Rollover Agreement, the rollover stockholders, as holders of approximately 55% of the outstanding shares of common stock of the Company, agreed, upon the terms and subject to the conditions set forth in the Rollover Agreement, to vote all such shares that they own in favor of adoption of the Merger Agreement and the presence of such shares assures a quorum at the special meeting. If you fail to vote on the proposal related to the adoption of the Merger Agreement, the effect will be the same as a vote against the adoption of the Merger Agreement.

Each of the directors and executive officers of the Company has informed the Company that, as of the date of this proxy statement, he or she intends to vote in favor of the adoption of the Merger Agreement.

Q: If I do not favor the adoption of the Merger Agreement, what are my appraisal rights under Delaware law?

A: If you do not vote your shares in favor of the adoption of the Merger Agreement (including by not returning an unmarked proxy card, which will be voted in favor of the adoption of the Merger Agreement), properly demand appraisal of your shares and otherwise comply with the requirements of Section 262 of the DGCL, you will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined "fair value" of, your shares of common stock of the Company in lieu of receiving the merger consideration if the merger is completed. This appraised value could be more than, the same as or less than the merger consideration. To exercise your appraisal rights, you must comply with the requirements of Section 262 of the DGCL. For additional information regarding appraisal rights, see "*Dissenters' Rights of Appraisal*" on page 132 of this proxy statement and the complete text of Section 262 of the DGCL attached to this proxy statement as Annex B.

Q: What vote of our stockholders is required to approve other matters to be presented at the special meeting?

A: The proposal to adjourn the special meeting from time to time, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the Merger Agreement requires the affirmative vote of a majority of the votes cast at the special meeting. Pursuant to our by-laws, shares of common stock of the Company are entitled to one vote per share on such proposal.

Q: How does the Board of Directors recommend that I vote?

A: Based in part on the unanimous recommendation of the Special Committee, the Board of Directors recommends unanimously that our stockholders vote:

- "FOR" the adoption of the Merger Agreement; and

- "FOR" the proposal regarding adjournment of the special meeting from time to time, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the Merger Agreement.

A: You will be asked to vote on the following proposals:

- to adopt the Merger Agreement;

- to approve the adjournment of the special meeting from time to time, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the Merger Agreement; and

Section 203 of the DGCL to permit discussions between Stone Point and the Karfunkel-Zyskind Family regarding such potential proposal.

On December 28, 2017, the Board held a telephonic meeting to discuss the formation of a special committee to consider the Section 203 waiver request and to consider any indication of interest that may be submitted by Stone Point and the Karfunkel-Zyskind Family, as well as other strategic alternatives available to the Company. After discussion, the Board designated the Special Committee and appointed as its members Donald T. DeCarlo, Susan C. Fisch, Abraham Gulkowitz and Raul Rivera, the first three of whom are independent members of the audit committee of the Board and the fourth an independent member of the compensation committee of the Board. Although the Special Committee was initially formed to consider the Section 203 waiver request, the Board also discussed its expectation that the Special Committee would engage an independent financial advisor and independent counsel to assist the Special Committee, further evaluate the independence of each member of the Special Committee with such counsel and, if in the future the Special Committee expected Stone Point and the Karfunkel-Zyskind Family to make a formal proposal, to request such additional authority and powers as the Special Committee, with the advice of its counsel, determined to be necessary or appropriate to evaluate such a proposal and other strategic alternatives available to the Company.

Later that day, Mr. DeCarlo, Ms. Fisch, Mr. Gulkowitz and Mr. Rivera met in their capacity as members of the Special Committee with the audit committee's independent counsel to discuss the formation and role of the Special Committee and resolved to grant a revocable waiver under Section 203 to permit Stone Point to discuss a potential transaction with the Karfunkel-Zyskind Family.

On January 2, 2018, the Special Committee interviewed several law firms, including Willkie Farr, to consider the retention of a legal advisor to the Special Committee. After discussion, the Special Committee retained Willkie Farr to represent the Special Committee based on a variety of factors, including the reputation and experience of Willkie Farr in mergers and acquisitions transactions, its experience in representing special committees considering going-private proposals, and the absence of relationships creating a potential conflict of interest.

On January 4, 2018, the Special Committee met with Willkie Farr to discuss the role of the Special Committee. Willkie Farr advised the Special Committee as to the duties and responsibilities of its members, the powers and authorities that should be granted by the Board to the Special Committee in connection with a proposal from funds managed by Stone Point and the Karfunkel-Zyskind Family, and an overview of process with respect to the potential proposal. The Special Committee was informed of the role special committees played in similar transactions and the legal standards applied by the Delaware courts to going-private transactions involving a controlling stockholder. Willkie Farr discussed with the Special Committee the process for confirming the independence of the Special Committee members. At the meeting, the Special Committee and Willkie Farr discussed the selection of an independent financial advisor to assist the Special Committee in connection with its evaluation of the potential proposal.

On January 4, 2018, the Special Committee interviewed representatives of several potential financial advisors to the Special Committee, including Deutsche Bank.

In early January, representatives of Willkie Farr met representatives of the Company to discuss the legal due diligence process in respect of the potential proposal.

Also in early January, counsel to the Trident Funds, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), and counsel to the Karfunkel-Zyskind Family, Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul, Weiss"), negotiated joint bidding arrangements related to a potential proposal to acquire the outstanding shares of common stock not held or controlled by the Karfunkel-Zyskind Family and its affiliates and certain related parties, including (1) that the new cash investment by Stone Point and the Karfunkel-Zyskind Family, together with the rollover of shares of common stock of the Company acquired in the May 2017 private until the close of the sale of the Fee Business and the filing of the Company's 2017 10-K, and the ratings agency assessing the full-year reserve information. The Special Committee discussed with representatives of its financial and legal advisors the Special Committee's concerns regarding whether the delay in filing could result in a downgrade in the ratings of the Company's insurance company subsidiaries. The Special Committee and representatives of its legal and financial advisors also discussed the Case 1 Projections and the Case 2 Projections. The Special Committee discussed with representatives of Deutsche Bank that, in the Special Committee's view, the Case 2 Projections did not fully reflect the views of the Special Committee regarding the expected future financial performance of the Company based on information provided by management. The Special Committee discussed with representatives of Deutsche Bank certain possible adjustments to certain assumptions in the Case 2 Projections, and the rationale for making such adjustments, to generate an alternate case to reflect the Special Committee's views of the best currently available estimates of the Company's future financial performance. Specifically, those possible adjustments included an increased rate of gross premium written growth, a lower loss ratio, and higher net investment yield and capital return than in the Case 2 Projections, resulting in higher earnings than in the Case 2 Projections. Following the meeting, representatives of Deutsche Bank, at the direction of the Special Committee, requested that the Company's management create a draft "Special Committee Case Projections" by making the various adjustments discussed with the Special Committee at the meeting. The following day, the Company's management provided the draft Special Committee Case Projections to the Special Committee. For more information, see "*Special Factors —Projected Financial Information*" beginning on page 67.

On February 22, 2018, the Special Committee and its legal and financial advisors met to review the draft Special Committee Case Projections. Following discussion, at the direction of the Special Committee, representatives of Deutsche Bank delivered a revised counteroffer of $15.10 per share to representatives of Stone Point and the Karfunkel-Zyskind Family. On the same day, representatives of Willkie Farr delivered a revised draft of the Merger Agreement to Skadden and Paul, Weiss.

On February 23, 2018, representatives of Stone Point and the Karfunkel-Zyskind Family contacted representatives of Deutsche Bank to communicate a revised "best and final" counteroffer of $13.00 per share. On February 25, 2018, Skadden delivered a revised draft of the Merger Agreement to Willkie Farr.

On February 24, 2018, representatives of Deutsche Bank, Willkie Farr and Richards Layton met to discuss the review and analysis undertaken by Willkie Farr and Richards Layton concerning the valuation of claims asserted in the Cambridge Derivative Action.

On February 25, 2018, the Special Committee and representatives of its legal and financial advisors met to review and evaluate the $13.00 counteroffer from Stone Point and the Karfunkel-Zyskind Family and the revised draft of the Merger Agreement. Willkie Farr indicated that progress had been made in the current draft Merger Agreement, noting that Trident Pine and the Karfunkel-Zyskind Family had agreed to several changes previously proposed by the Special Committee, including:

- the delivery by the Karfunkel-Zyskind Family of a voting agreement requiring such parties to vote in favor of the merger;
- the elimination of a condition to the funding of the equity financing which required that committed debt financing be funded (and the removal of the related "reverse" termination fee in lieu of specific performance requiring Trident Pine and the Karfunkel-Zyskind Family to close in the event the debt financing was not available);
- the agreement by Trident Pine and the Karfunkel-Zyskind Family to fund liabilities of Evergreen Parent, L.P., the entity to be formed by Trident Pine and the Karfunkel-Zyskind Family to acquire the Company, for willful breach of the Merger Agreement up to an agreed amount;
- the elimination of a closing condition in the Merger Agreement related to the absence of a certain percentage of stockholders exercising appraisal rights; and
- the carve-out of a ratings downgrade from the "Material Adverse Effect" definition.

Willkie Farr also noted that Trident Pine and the Karfunkel-Zyskind Family had rejected the Special Committee's request for a "go shop" period after signing during which the Company would have been permitted to solicit other potential acquirers. Willkie Farr also informed the Special Committee that Trident Pine and the Karfunkel-Zyskind Family had rejected the Special Committee's request for a voting agreement from the Karfunkel-Zyskind Family to vote in favor of any "superior proposal" received from a third party subject to a minimum price premium threshold due to the Karfunkel-Zyskind Family's continued assertions that they were not willing to sell the shares of common stock they held or controlled to a third party. The Special Committee and representatives of its financial and legal advisors discussed the rejection of these provisions, the draft Merger Agreement's non-solicitation covenants and exceptions, and its related "deal protection" provisions, such as the termination fees the Company would have to pay to terminate the Merger Agreement in favor of a superior proposal. The Special Committee and representatives of its financial and legal advisors also discussed the "majority of the minority" stockholder approval condition in the draft Merger Agreement which, by requiring a majority of the voting power of the Company not affiliated with the Karfunkel-Zyskind Family to vote in favor of the proposed transaction, would allow the Public Stockholders the ability to review, evaluate and, if unattractive to them, effectively veto the transaction. Willkie Farr noted to the Special Committee that the Company would not be required to pay any termination fee in the event of the failure of the "majority of the minority" condition in circumstances in which no alternative acquisition proposal is received by the Company. Following the meeting, at the direction of the Special Committee, representatives of Deutsche Bank requested certain information from the Company's management, including an update on the anticipated timing of filing of the 2017 10-K, a current draft of the 2017 10-K, the anticipated timing of the closing of the sale of the Fee Business, the current status of discussions with ratings agencies and, to further assist the Special Committee's evaluation of Trident Pine's and the Karfunkel-Zyskind Family's stated final offer of $13.00 in light of Company management's evaluation of the adverse issues facing the Company, an alternate set of "downside" financial projections reflecting Company management's estimates of the negative consequences to the Company if the Company's insurance company subsidiaries' ratings were downgraded.

On February 26, 2018, the Special Committee and representatives of its financial and legal advisors participated in a teleconference with the Company's management to receive an update on Company management's anticipated timing of the filing of the 2017 10-K and the Company's discussions with the ratings agency. On the call, Mr. Karkowsky indicated that the Company would not be filing the 2017 Form 10-K by March 1, 2018, but that Company management currently expected to file the 2017 10-K within the 15-day grace period available under the SEC's rules but there was no certainty that the Company would be able to do so. Mr. Karkowsky also advised the Special Committee that management had informed the ratings agency about the delay in the filing of the 2017 10-K. Management discussed with the Special Committee its views as to the risk of a downgrade under the current circumstances and the impact such a downgrade might have on the Company's business. Management discussed their view that the announcement of a merger transaction could provide stability to the Company, certainty to its stockholders and potentially mitigate the risk of a ratings downgrade.

Later that day, the Special Committee met with representatives of its financial and legal advisors to discuss the Company's status with the ratings agency. The Special Committee discussed its concerns over the Company management's view of the potential risks to the Company's future operating and financial performance if the Company's insurance subsidiaries were downgraded and the deterioration of Company and stockholder value that might result from such a downgrade. The Special Committee discussed the potential transaction and the various risks and benefits related thereto, including in light of these recent developments. Following the meeting, at the direction of the Special Committee, representatives of Deutsche Bank communicated a revised counteroffer of $14.00 to Mr. Zyskind. Following discussion with Stone Point, in order to induce Stone Point and Trident Pine to support a transaction at a higher price, the Karfunkel-Zyskind Family agreed to increase the cap on the reserve adjustment. In addition, in light of the extensive due diligence and other actions that Stone Point had taken in support of the transaction, the Karfunkel-Zyskind Family agreed to cause the Company to pay Stone Point a transaction fee of $15.0 million if the merger is consummated. Thereafter, Trident Pine and the Karfunkel-Zyskind Family agreed on a "best and final" offer of $13.50 per share and Mr. Zyskind communicated this offer to the Special Committee.

Later that evening, the Special Committee and representatives of its financial and legal advisors met to discuss Trident Pine's and the Karfunkel-Zyskind Family's "best and final" offer of $13.50. The Special Committee discussed the terms of the proposed transaction, the risks and consequences of not accepting the proposal and the benefits afforded to the Public Stockholders by the "majority of the minority" stockholder approval condition in the Merger Agreement. Following further discussion regarding the Special Committee Case Projections, the Special Committee resolved to approve and adopt the Special Committee Case Projections and directed representatives of Deutsche Bank to use the Special Committee Case Projections in its financial analyses of the proposed transaction.

On February 27, 2018, the Company's management sent to representatives of Deutsche Bank the latest draft of the 2017 10-K, related financial information and Company management's financial projections reflecting the negative consequences to the Company if the Company's insurance subsidiaries were downgraded (the "Downside Case Projections") that had been requested by the Special Committee. On the same day, the Special Committee (other than Mr. DeCarlo) met with representatives of Willkie Farr and Richards Layton to discuss their legal advisors' review and analysis concerning the valuation of the claims asserted in the Cambridge Derivative Action, which included review of the litigation record, mediation submissions and other relevant documents as well as discussions with plaintiff's and defendants' counsel in the Cambridge Derivative Action. The Special Committee also discussed other pending derivative and class action litigation. The Special Committee and representatives of Deutsche Bank also discussed the Downside Case Projections and its impact on a number of metrics, including changes to the Company's combined ratios, gross written premiums, net operating income and return on equity.

On February 27, 2018, Skadden delivered a revised draft of the Merger Agreement to Willkie Farr. During the course of February 27 and February 28, 2018, the legal advisors, in consultation with their respective clients, negotiated the remaining terms of the Merger Agreement, including with respect to:

- a reduction of the termination fee payable by the Company in the event of the termination of the Merger Agreement by Trident Pine and the Karfunkel-Zyskind Family as a result of the Board or Special Committee making an "Adverse Company Recommendation Change" prior to the Company stockholders' meeting, the Company's breach of its obligations to hold the Company stockholders' meeting pursuant to the Merger Agreement or the Company's willful and material breach of its non-solicitation covenants and related obligations thereunder;

- the termination right proposed by Trident Pine and the Karfunkel-Zyskind Family in the event the rating of any of the Company's insurance subsidiaries is downgraded below "A";

- the termination right proposed by Trident Pine and the Karfunkel-Zyskind Family in the event the Company failed to file the 2017 10-K by a specified date following the 15-day SEC grace period; and

- the "Burdensome Condition" qualifier to the parties' covenants to obtain the required regulatory approvals for the transaction.

On February 28, 2018, the Company announced the closing of the sale of the Fee Business.

Also on February 28, 2018, the Special Committee met with representatives of its financial and legal advisors to consider the proposed transaction, including the Merger Agreement and related ancillary agreements. Willkie Farr provided a summary of the process that the Special Committee had undertaken since it was formed and reviewed the fiduciary duties and responsibilities of the Special Committee. The Special Committee again discussed the terms of the proposed transaction, the risks and consequences of rejecting it, and the fact that the Public Stockholders would be able to accept or reject the proposed transaction pursuant to the "majority of the minority" stockholder approval condition in the Merger Agreement. After further discussion, at the request of the Special Committee, Deutsche Bank issued an oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 28, 2018, that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by

Deutsche Bank in preparing its opinion, the merger consideration of $13.50 per share of common stock of the Company was fair, from a financial point of view, to the Unaffiliated Stockholders. After further discussion, the Special Committee unanimously determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement were fair, advisable and in the best interests of the Unaffiliated Stockholders and recommended that the Board approve the merger, the Merger Agreement and the related ancillary agreements and the transactions contemplated thereby.

Following the Special Committee meeting, the full Board based in part on the recommendation of the Special Committee, as well as on the basis of the other factors described below (including, among other factors, the financial analyses reviewed and discussed with the Special Committee by Deutsche Bank), which the Board adopted as its own, unanimously resolved on behalf of the Company that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement were fair, advisable and in the best interests of the Company and the Unaffiliated Stockholders and that the Merger Agreement, the merger and the other transactions contemplated thereby be recommended to the stockholders for adoption. Thereafter, the Board approved the merger, the Merger Agreement and the related ancillary agreements and the transactions contemplated thereby.

Shortly after midnight on the morning of March 1, 2018, Parent, Merger Sub and the Company executed and delivered the Merger Agreement. Later on the morning of March 1, 2018, the Company issued a press release announcing the entry into the Merger Agreement.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger

The Special Committee, acting with the advice and assistance of its independent legal and financial advisors, evaluated and negotiated the merger, including the terms and conditions of the Merger Agreement, and determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the Unaffiliated Stockholders. The Special Committee unanimously recommended to the Board that it declare and determine that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair, advisable and in the best interests of the Unaffiliated Stockholders, approve the terms of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, and direct that the Merger Agreement be submitted to holders of the Common Stock for adoption as contemplated by the Merger Agreement.

Overview

Over the course of approximately two months, the Special Committee held 28 meetings to discuss, among other things, the transaction contemplated by Stone Point and the Karfunkel-Zyskind Family, the Merger Agreement, and the transactions contemplated thereby, including the merger. On a number of occasions, the Special Committee discussed the price that was proposed and other substantive issues raised by the Merger Agreement.

Reasons for the Merger — Additional Considerations

In evaluating the fairness and advisability of the Merger Agreement, the Special Committee considered information with respect to the Company's financial condition, results of operations, businesses, competitive position and business strategy, on a historical and a prospective basis, as well as current industry, economic and market conditions and trends.

The Special Committee also considered the following factors as being generally supportive of its determination and recommendations:

- the current and historical market prices of the common stock, including the facts that the per share merger consideration of $13.50 represents a premium of approximately 33% over the closing price of the common stock of $10.15 on January 9, 2018 (the unaffected share price prior to the public announcement of the Initial Proposal), approximately 22% over the volume weighted average price (VWAP) of the common stock for the three-month period prior to the public announcement of the Initial Proposal, and approximately 34% over the closing price of the common stock one month prior to the public announcement of the Initial Proposal;

- the business, operations, financial condition, earnings and prospects of the Company;

- the potential risks to the Company of continuing to have publicly traded common stock;

- the Special Committee's consideration of the risks and potential likelihood of achieving greater value for the Unaffiliated Stockholders by pursuing strategic alternatives to the merger, including continuing as an independent public company and pursuing the Company's strategic plan, relative to the benefits of the merger;

- the fact that the Company previously disclosed material weaknesses in its internal controls over financial reporting and the fact that the Company would need additional time beyond the March 1, 2018 SEC deadline to file its Form 10-K;

- the risk of a potential ratings downgrade by A.M. Best below "A", especially in light of the fact that such ratings were "under review with negative implications" as of the date of execution of the Merger Agreement;

- the ongoing reputational and business pressures faced by the Company and its slower growth, including higher than expected loss and combined ratios for full year 2017 and fourth quarter 2017 and the likelihood that such performance would be sustained for a longer than originally anticipated period of time thereby negatively impacting the Company's premium growth, underwriting margins and profitability;

- the belief by the Special Committee that the merger consideration was the highest price that could be obtained from Trident Pine and the Karfunkel-Zyskind Family, that the terms were the most favorable terms Trident Pine and the Karfunkel-Zyskind Family would be willing to agree to and that further negotiations would run the risk of causing Trident Pine and the Karfunkel-Zyskind Family to abandon the transaction altogether or materially delay the entry into a definitive agreement for the transaction, in which event, given the circumstances facing the Company, the Unaffiliated Stockholders would likely lose the opportunity to accept the premium being offered;

- the fact that since the public announcement of the Initial Proposal, none of the Company, the Karfunkel-Zyskind Family, the Special Committee or any of the Special Committee's independent legal and financial advisors received any inbound inquiries from third parties related to potential alternative acquisition proposals;

- that the Special Committee was able to negotiate an effective increase in the merger consideration of $1.25 from the per share consideration offered in the Initial Proposal, representing an increase of greater than 10%;

- the Special Committee's belief that it was unlikely that any other transaction with a third party could be consummated at this time in light of the position of the Karfunkel-Zyskind Family that they would not agree to any other transaction involving a sale of their stake in the Company;

- the equity financing commitments provided to Parent by each of the Trident Funds and the Karfunkel-Zyskind Family in connection with the merger and the fact that such financing was committed prior to the execution of the Merger Agreement;

- the fact that the Trident Funds and the Karfunkel-Zyskind Family have agreed to fund the obligations of Parent and Merger Sub to pay damages to the Company up to an aggregate amount of $47.5 million as set forth in their respective equity financing commitments in the event of a breach of the Merger Agreement by Parent or Merger Sub giving rise to certain of the Company's termination rights under the Merger Agreement;

- the fact that the Unaffiliated Stockholders will receive cash for their shares and will therefore have immediate liquidity and receive certain value for their shares at $13.50 per share;

- the oral opinion delivered by Deutsche Bank to the Special Committee, which was subsequently confirmed by a written opinion dated February 28, 2018, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Deutsche Bank in preparing its opinion, the merger consideration of $13.50 per share of common stock of the Company was fair, from a financial point of view, to the Unaffiliated Stockholders, as more fully described in the section entitled "*Special Factors —Opinion of Deutsche Bank*" beginning on page 40;

- the terms of the Merger Agreement, including:

  - the termination fee and/or expense reimbursement available to Parent and Trident Pine, as applicable, under certain circumstances, including as described above, in connection with the termination of the Merger Agreement, which the Special Committee concluded were reasonable in the context of termination fees and expense reimbursements payable in comparable transactions and in light of the overall terms of the Merger Agreement;

  - the inclusion of provisions that permit the (i) Board of Directors or the Special Committee, under specified circumstances, to change or withdraw its recommendation with respect to the Merger Agreement and the merger and (ii) the Special Committee, under specified circumstances, to respond to unsolicited proposals to acquire the Company to the extent the Special Committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties;

  - the representations by Parent that, as of the date of the Merger Agreement, neither it nor its affiliates had engaged in negotiations or reached any agreement pursuant to which at least 10% or more of the consolidated assets of the Company would be sold or otherwise disposed of; and

  - the other terms and conditions of the Merger Agreement, as discussed in the section entitled "*The Merger Agreement*" beginning on page 88, which the Special Committee, after consulting with Willkie Farr, considered to be reasonable and consistent with relevant precedent transactions;

- the likelihood that no governmental authority would prevent or materially delay the merger under any insurance law;

- the fact that none of the obligations of any of the parties to complete the merger are conditioned upon receipt of financing; and

- the rights of Unaffiliated Stockholders to exercise their statutory appraisal rights under Section 262 of the DGCL and, assuming such stockholders perfect and do not withdraw or otherwise lose their appraisal rights, to receive the judicially determined fair value of their shares of Company common stock in lieu of the per share merger consideration offered by the Merger Agreement pursuant to and in accordance with Section 262 of the DGCL.

The Special Committee also considered a number of factors discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the merger. The Special Committee believes these factors support its determinations and recommendations and provide assurance of the procedural fairness of the merger to the Unaffiliated Stockholders:

- the non-waivable requirement that the Merger Agreement be approved by the affirmative vote of (i) the holders of at least a majority of all outstanding shares of Company common stock and (ii) the holders of at least a majority of the outstanding Company common stock owned by the Public Stockholders, as discussed in the section entitled "*The Special Meeting — Required Vote*" on page 84;

37

- the authority granted to the Special Committee by the Board to negotiate the terms of the definitive agreement with respect to the Initial Proposal, or to determine not to pursue any transaction involving the Karfunkel-Zyskind Family or any other bidder affiliated or working with the Karfunkel-Zyskind Family and the fact that the resolutions establishing the Special Committee provided that the Board of Directors would not approve any transaction involving the Karfunkel-Zyskind Family or any other bidder affiliated or working with the Karfunkel-Zyskind Family that was not approved by the Special Committee;

- the fact that the Special Committee consists solely of independent and disinterested directors;

- the fact that the members of the Special Committee were adequately compensated for their services and that their compensation was in no way contingent on their approving the Merger Agreement and taking the other actions described in this proxy statement;

- the fact that the Special Committee (i) held 28 meetings and met regularly to discuss and evaluate the various proposals from Trident Pine and the Karfunkel-Zyskind Family and (ii) that each member of the Special Committee was actively engaged in the negotiation process on a regular basis;

- the fact that the Special Committee retained and received the advice of (i) Deutsche Bank as its independent financial advisor and (ii) Willkie Farr as its independent legal advisor;

- the fact that while, pursuant to the Rollover Agreement, the parties to the Rollover Agreement have committed to vote in favor of adopting the Merger Agreement and approving the merger and against any proposal, action or transaction that would reasonably be expected to in any manner (i) impede, frustrate, prevent or nullify the merger or the Merger Agreement, (ii) result in any of the conditions to the consummation of the merger under the Merger Agreement not being fulfilled or (iii) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, such commitments terminate automatically upon termination of the Merger Agreement;

- the fact that the Merger Agreement cannot be amended without the approval of the Special Committee; and

- the fact that the merger consideration was the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and Trident Pine and the Karfunkel-Zyskind Family and its affiliates and their advisors, on the other hand.

In the course of reaching its determinations and making its recommendations, the Special Committee also considered the following countervailing factors concerning the Merger Agreement and the merger:

- the restrictions on the Company's operations prior to completion of the merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the completion of the merger;

- the possibility that the termination fee and expense reimbursement, payable by the Company upon the termination of the Merger Agreement under certain circumstances, may discourage other potential acquirers from making an acquisition proposal for the Company;

- the fact that the Unaffiliated Stockholders will have no ongoing equity participation in the Company following the merger, and that such stockholders will cease to participate in the Company's future earnings or growth, if any, and will not participate in any potential future sale of the Company to a third party;

- the risk that, while the merger is expected to be completed, there can be no guarantee that all conditions to the parties' obligations to complete the merger will be satisfied, and as a result, it is possible that the merger may not be completed even if approved by the holders of a majority of the outstanding shares of common stock held by Public Stockholders; and

- the risks and costs to the Company of the pendency of the merger or if the merger does not close, including the potential effect of the diversion of management and employee attention from the Company's business, the substantial expenses which the Company will have incurred and the potential adverse effect on the relationship of the Company and its subsidiaries with their respective employees, agents, customers and other business contacts.

The Special Committee also considered the financial analyses and the opinion of Deutsche Bank, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement. These analyses, including a discussion of the Special Committee Case Projections that served as a basis for certain of the financial analyses, are summarized below in the sections entitled "*Special Factors — Opinion of Deutsche Bank*" on page 40 and "*Special Factors —Projected Financial Information*" on page 67. As part of making its determination regarding the fairness of the merger, the Special Committee relied upon the Special Committee Case Projections as described in the section entitled "*Special Factors —Projected Financial Information*" on page 67 and assumed that such plan had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the financial performance of the Company for the periods indicated therein.

The Special Committee did not specifically consider the liquidation value of the Company's and its subsidiaries' assets in determining the fairness of the transaction to the Unaffiliated Stockholders. This method, in not considering the business of the Company and its subsidiaries as a going concern, would have undervalued the assets of the Company and its subsidiaries. In addition, the Special Committee did not seek to establish a pre-merger going concern value for the Company in determining the fairness of the transaction to the Unaffiliated Stockholders because the Special Committee did not believe there was a single method for determining going concern value. Rather, the Special Committee believed that the financial analyses presented by Deutsche Bank, as more fully summarized below under the caption "*Special Factors — Opinion of Deutsche Bank*" on page 40, which the Special Committee adopted as its own, represented potential valuations of the Company as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered each of the analyses performed by Deutsche Bank in the context of the fairness opinion provided by Deutsche Bank as well as various additional factors, as discussed above. Except as set forth in the section entitled "*Special Factors — Opinion of Deutsche Bank*" beginning on page 40, net book value was not calculated or considered by the Special Committee in making its fairness determinations.

Recommendation of the Board of Directors of the Company

As of February 28, 2018, the Board consisted of seven directors. On February 28, 2018, based in part on the unanimous recommendation of the Special Committee, as well as on the basis of the other factors described above (including, among other factors, the financial analyses reviewed and discussed with the Special Committee by Deutsche Bank), which the Board adopted as its own, the Board on behalf of the Company unanimously:

- determined that the Merger Agreement, the merger and the other transactions contemplated thereby are fair, advisable and in the best interests of the Company and its stockholders, including the Unaffiliated Stockholders;

- approved the Merger Agreement, merger and the other transactions contemplated thereby for purposes of Section 251 of the DGCL; and

- resolved to recommend stockholders adopt the Merger Agreement.

In reaching these determinations, the Board considered a number of factors, including the following material factors:

- the Special Committee's analysis (as to both substantive and procedural aspects of the transaction), conclusions and unanimous determination, which the Board adopted, that the Merger Agreement, the

39

merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the Company and the Unaffiliated Stockholders, and the Special Committee's unanimous recommendation to the Board that the Merger Agreement be submitted to holders of the common stock for adoption as contemplated by the Merger Agreement;

- the procedural fairness of the transaction, including that the transaction was negotiated over a period of approximately two months by a Special Committee consisting of four independent directors who are not affiliated with Trident Pine, the Karfunkel-Zyskind Family and Parent and its affiliates and are not employees of the Company or any of its subsidiaries, that the members of the Special Committee do not have an interest in the merger different from, or in addition to, that of the Unaffiliated Stockholders other than their interests described under "*Special Factors — Interests of Certain of the Company's Directors and Executive Officers in the Merger*" beginning on page 69, and that the Special Committee was advised by its own legal and financial advisors; and

- the written opinion, dated February 28, 2018, delivered by Deutsche Bank to the Special Committee, stating that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Deutsche Bank in preparing its opinion, the merger consideration of $13.50 per share of common stock of the Company was fair, from a financial point of view, to the Unaffiliated Stockholders, as more fully described in the section entitled "*Special Factors — Opinion of Deutsche Bank*" beginning on page 40.

The foregoing discussion of the information and factors considered by the Special Committee and by the Board is not intended to be exhaustive but includes the material factors considered by the Special Committee and the Board, respectively, including the factors considered by the Special Committee and the Board discussed above. In view of the wide variety of factors considered by the Special Committee and by the Board in evaluating the Merger Agreement and the merger, neither the Special Committee nor the Board found it practicable, or attempted, to quantify, rank or otherwise assign relative weights to the foregoing factors in reaching their respective conclusion. In addition, individual members of the Special Committee and of the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others.

Other than as described in this proxy statement, the Board is not aware of any firm offer by any other person during the prior two years for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company's assets or a purchase of the Company's securities that would enable such person to exercise control of the Company.

The Board recommends unanimously that you vote "FOR" the adoption of the Merger Agreement.

Opinion of Deutsche Bank

At the February 28, 2018 meeting of the Special Committee, Deutsche Bank delivered its oral opinion to the Special Committee, subsequently confirmed in a written opinion dated February 28, 2018, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Deutsche Bank in preparing its opinion, the merger consideration of $13.50 per share of common stock of the Company was fair, from a financial point of view, to the Unaffiliated Stockholders.

The full text of Deutsche Bank's written opinion, dated February 28, 2018, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Deutsche Bank in connection with the opinion, is included in this proxy statement as Annex C and is incorporated herein by reference, which we refer to as the opinion. The summary of Deutsche Bank's opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank's opinion was approved and authorized for issuance by a Deutsche

Bank fairness opinion review committee and was addressed to, and for the use and benefit of, the Special Committee in connection with and for purposes of its evaluation of the merger. Deutsche Bank's opinion was limited to the fairness of the merger consideration of $13.50 per share of common stock of the Company, from a financial point of view, to the Unaffiliated Stockholders as of the date of the opinion. Deutsche Bank's opinion did not address any other terms of the merger or the Merger Agreement. In connection with Deutsche Bank's opinion, Deutsche Bank did not review, and Deutsche Bank's opinion did not address, the terms of any other agreement entered into or to be entered into in connection with the merger, including any agreements entered into between the rollover stockholders and the Company, between the rollover stockholders and Parent, between Parent and its equityholders or between the equityholders of Parent. Deutsche Bank was not asked to, and Deutsche Bank's opinion did not, address the fairness of the merger, or any consideration received in connection therewith, to the holders of shares of common stock of the Company other than the Unaffiliated Stockholders or the holders of any other class of securities, creditors or other constituencies of the Company, nor did it address the fairness of the contemplated benefits of the merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision of the Company or the Special Committee to engage in the merger or the relative merits of the merger as compared to any alternative transactions or business strategies. Deutsche Bank expressed no opinion, and its opinion does not constitute a recommendation, as to how any holder of shares of common stock of the Company should vote or act with respect to the merger or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the merger, whether relative to the merger consideration of $13.50 per share of common stock of the Company or otherwise. Deutsche Bank's opinion did not in any manner address the prices at which shares of common stock of the Company or any other securities will trade at any time.

In connection with its role as financial advisor to the Special Committee, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning the Company, certain internal analyses, financial forecasts and other information relating to the Company prepared by the management of the Company (including a draft, dated as of February 27, 2018, of the Company's Form 10-K for the fiscal year ended December 31, 2017 and a draft, dated as of February 27, 2018, of the Company's consolidated financial statements for the fiscal year ended December 31, 2017 submitted to the Company's auditors for review) and certain financial forecasts relating to the Company prepared by the Company upon instruction from the Special Committee (the "Special Committee Case Projections"). Deutsche Bank also held discussions with certain senior officers, other representatives and advisors of the Company and the Special Committee regarding the businesses and prospects of the Company. In addition, Deutsche Bank:

- reviewed the reported prices and trading activity for the shares of common stock of the Company;

- compared certain financial and stock market information for the Company with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

- reviewed, to the extent publicly available, the financial terms of certain recent business combinations which it deemed relevant;

- reviewed a draft dated as of February 27, 2018 of the Merger Agreement; and

- performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it by the Company or the Special Committee, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Special Committee, assumed and relied upon the accuracy and completeness of all such information.

- Argo Group International Holdings, Ltd.

- Assurant, Inc.

- Amerisafe, Inc.

- CNA Financial Corp.

- Employers Holdings, Inc.,

- James River Group Holdings Ltd.,

- Markel Corp.

- Navigators Group, Inc.

- ProAssurance Corp.

- Selective Insurance Group, Inc.

- The Hanover Insurance Group, Inc.

- W. R. Berkley Corp.

In evaluating comparable companies, Deutsche Bank made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Deutsche Bank reviewed company materials (the Company's public filings with the U.S. Securities and Exchange Commission, ratings agency presentations and investor presentations) for self-identified peers, reviewed Company research for indicated peer groups and applied a peer selection process, which resulted in a list of the 13 Peers. Deutsche Bank chose the Peers for the purpose of this analysis utilizing its professional judgment and experience as investment bankers, taking into account several factors, including, among other things, the Company's size and that of the Peers, the Company's annual premium volume compared with those of the Peers, the Company's product offerings and those of the Peers, the impact of competition on the businesses of the Company and the industry generally and industry growth. Although none of the Peers is directly comparable to the Company and there is no direct peer set of the Company for benchmarking and valuation purposes due to the Company's unique mix of business and recent public stress, the Peers were chosen because they are publicly traded companies with operations that, for purposes of the analysis, may be considered similar to certain of the Company's operations. Accordingly, the analysis of publicly traded comparable companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the Peers and other factors that could affect the public trading value of the Peers. The Peer selection process is further described under *"Opinion of Deutsche Bank — Summary of Financial Analyses — Preliminary Presentations by Deutsche Bank — January 29, 2018 Preliminary Presentation Materials"* on page 53.

For each of the following analyses performed by Deutsche Bank, estimated financial data for the Peers were based on the Peers' filings with the U.S. Securities and Exchange Commission and publicly available equity research analysts' estimates.

Deutsche Bank derived the Company's one-year average and five-year average price to next twelve months earnings per share multiple, which we refer to as P/NTM EPS, from January 9, 2017 to January 9, 2018 and March 1, 2013 to January 9, 2018, respectively, by: (1) dividing the closing price per share of common stock of the Company for each trading day of the period by the NTM EPS of the Company as of such date based on the consensus of the Company's research analyst estimates and (2) calculating an average of the resulting quotients for these periods.

The Company had an average P/NTM EPS multiple of 7.2x over the one-year period from January 9, 2017 to January 9, 2018 and an average P/NTM EPS multiple of 9.1x over the approximately five-year period from March 1, 2013 to January 9, 2018.

three-month period ending January 9, 2018 was $11.03 and that the closing price per share on January 9, 2018 was $10.15. Deutsche Bank reviewed the historical trading performance of the shares of common stock of the Company for the period of January 9, 2018 to February 27, 2018, and noted low to high closing stock prices for the shares of common stock of the Company of $12.35 to $13.42 per share. Deutsche Bank's review of the trading range was for reference only.

Research Analyst Price Targets

Deutsche Bank reviewed and analyzed publicly available forward stock price targets for the shares of common stock of the Company prepared and published by six equity research analysts. Four of the analysts included share price targets for the shares of common stock of the Company. The analyst price targets for the shares of common stock of the Company were $10.00, $12.00, $15.00 and $16.00 per share as of January 9, 2018. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of common stock of the Company and these estimates are subject to uncertainties, including the Company's future financial performance and future financial market conditions. Deutsche Bank's review of analyst price targets was for reference only.

Preliminary Presentations by Deutsche Bank

In addition to its February 28, 2018 opinion and presentation to the Special Committee and the underlying financial analyses performed in relation thereto, Deutsche Bank also delivered preliminary presentation materials to the Special Committee on January 4, 2018, January 16, 2018, January 29, 2018, January 31, 2018, February 5, 2018, February 7, 2018, February 11, 2018, February 20, 2018, February 22, 2018 and February 26, 2018. The preliminary financial considerations and other information in such preliminary presentation materials were based on information and data that was available as of the dates of the respective presentations. Deutsche Bank also continued to refine various aspects of its financial analyses. Accordingly, the results and other information presented in such preliminary presentation materials differ from the February 28, 2018 financial analyses.

The preliminary presentation materials referenced above were for discussion purposes only and did not present any findings or make any recommendations or constitute an opinion of Deutsche Bank with respect to the fairness of the merger consideration of $13.50 per share of common stock of the Company or otherwise. The financial analyses performed by Deutsche Bank in relation to its opinion dated February 28, 2018 supersede all analyses and information presented in the preliminary presentation materials.

January 4, 2018 Preliminary Presentation Materials

The January 4, 2018 preliminary presentation materials contained information on the potential Deutsche Bank transaction team in connection with the Special Committee's consideration of Deutsche Bank as the potential financial advisor of the Special Committee. The January 4, 2018 preliminary presentation materials contained key focus areas and considerations for the Special Committee, along with a preliminary framework for assessing strategic alternatives. The January 4, 2018 preliminary presentation materials also contained a list of potential strategic and financial buyers, highlighting each potential strategic buyer's valuation metrics and rankings in the United States insurance sector, including in the workers' compensation line of business.

The January 4, 2018 preliminary presentation materials contained an illustrative linear graph reflecting the development of the price of the shares of common stock of the Company over a one-year period, including metrics such as the decline in the price of the shares of common stock of the Company over the last twelve months, six months and three months. The January 4, 2018 preliminary presentation materials also contained illustrative linear graphs reflecting the Company's P/BV multiple and P/NTM EPS multiple since April 2007. Finally, the January 4, 2018 preliminary presentation materials contained a current breakdown of the Company's stockholders, including shares held by the Karfunkel-Zyskind Family, other Company insiders and significant Unaffiliated Stockholders.

January 16, 2018 Preliminary Presentation Materials

The January 16, 2018 preliminary presentation materials contained a summary of Trident Pine's and the Karfunkel-Zyskind Family's initial proposal on January 9, 2018. The January 16, 2018 preliminary presentation materials contained an illustrative process flow chart reflecting the Special Committee's role and possible actions through the potential sale process, as well as an overview of the various valuation analyses for the Special Committee to consider through such potential sale process.

January 29, 2018 Preliminary Presentation Materials

The January 29, 2018 preliminary presentation materials contained a preliminary selection analysis of the Company's peer companies for benchmarking and valuation purposes. The preliminary peer selection analysis began with all of the Company's peers identified in Company presentations, Company-specific research and non-Company specific industry reports of the Company's analyst coverage universe. The resulting 39 peer companies were refined to 28 peer companies by focusing on only those companies referenced in Company presentations and Company-specific research. These 28 peer companies were further narrowed to the 13 Peers described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Analysis of Public Trading Multiples*" on page 43 by limiting the peer universe to those companies that satisfied the following criteria: a market capitalization between $1 billion-10 billion, annual premium volume between $1 billion-10 billion, limited non-commercial business (less than 30%), and significant workers' compensation business (more than 5%). Assurant, Inc. was included as an exception despite not having a material workers' compensation business due to its sizeable warranty business.

The January 29, 2018 preliminary presentation materials also contained benchmarking illustrations of the Company relative to the 13 Peers covering size benchmarking, business mix benchmarking and a trading volume and research analyst coverage comparison.

January 31, 2018 Preliminary Presentation Materials

The January 31, 2018 preliminary presentation materials contained a summary of the recent history and developments with respect to three sets of financial projections for the Company created by the Company's management: the Budget Projections as part of the due diligence process with potential buyers, the Case 1 Projections, and the Case 2 Projections, each described under "*Special Factors — Projected Financial Information*" on page 67. The January 31, 2018 preliminary presentation materials also contained a detailed comparison of the three sets of projections.

The January 31, 2018 preliminary presentation materials contained a benchmarking analysis of the Case 1 Projections and the Case 2 Projections relative to the Company research analyst models, including, for fiscal year 2018, a premium comparison analyzing gross written premiums and net earned premiums, an underwriting comparison analyzing loss ratio, expense ratio and combined ratio and an income comparison analyzing underwriting income, other income and expenses (such as service and fee income, net investment income and interest expense), pre-tax income, after-tax income and earnings per share. The January 31, 2018 preliminary presentation materials also contained a benchmarking analysis of the Case 1 Projections and the Case 2 Projections relative to peer group research analyst expectations, including net written premium growth for 2018 relative to 2017 and 2019 relative to 2018, operating income growth for 2018 relative to 2017 and 2019 relative to 2018, earnings per share growth for 2018 relative to 2017 and 2019 relative to 2018 and an underwriting analysis measuring the combined ratios for 2018 and 2019, the loss ratios for 2018 and 2019, the expense ratios for 2018 and 2019, and a return on equity analysis for 2018 and 2019.

The January 31, 2018 preliminary presentation materials contained comparative analyses that illustrated and quantified the impact of differences in operating metrics between the Budget Projections, the Case 1 Projections and the Case 2 Projections on Q4 2017 operating income and estimated 2018 operating income.

The January 31, 2018 preliminary presentation materials contained comparative analyses that illustrated and quantified the impact of differences in operating metrics on estimated 2018 operating income relative to estimated 2019 operating income for the Case 1 Projections and the Case 2 Projections.

The January 31, 2018 preliminary presentation materials contained several illustrative comparisons between the Budget Projections, the Case 1 Projections and the Case 2 Projections on various projected metrics in areas including underwriting, profitability, operating income and net income, capital management, and BVPS and ROE.

February 5, 2018 Preliminary Presentation Materials

The February 5, 2018 preliminary presentation materials contained updates on the potential sale process, including due diligence and transaction-related activities of the Special Committee and the activity of Trident Pine and the Karfunkel-Zyskind Family and their respective advisors. The February 5, 2018 preliminary presentation materials contained a preliminary comparison of the Case 1 Projections and the Case 2 Projections which focused on topline growth, underwriting margin, investment yield, capital management, impact of recent transactions and summary impact.

The February 5, 2018 preliminary presentation materials contained a preliminary analysis of the historical trading range of the shares of common stock of the Company utilizing the same methodology as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Historical Trading Range Analysis*" on page 51.

The February 5, 2018 preliminary presentation materials contained a preliminary public trading multiples analysis utilizing the same methodologies as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Analysis of Public Trading Multiples*" on page 43, based on the Case 1 Projections and the Case 2 Projections.

The February 5, 2018 preliminary presentation materials contained a preliminary dividend discount analysis utilizing the same methodology as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Dividend Discount Analysis*" on page 47, based on the Case 1 Projections and the Case 2 Projections.

The February 5, 2018 preliminary presentation materials contained a preliminary precedent transactions analysis utilizing the same methodology and same group of precedent transactions as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Precedent Transactions*" on page 48, based on the Case 1 Projections and the Case 2 Projections, and, for comparative purposes, based on the consensus of the Company's research analyst estimates.

The February 5, 2018 preliminary presentation materials contained a preliminary analysis of precedent minority squeeze-out transactions in the insurance sector utilizing the same methodology as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Precedent Minority Squeeze-Out Transactions*" on page 50.

The February 5, 2018 preliminary presentation materials contained a preliminary research analyst price target analysis utilizing the same methodology as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Research Analyst Price Targets*" on page 52, but utilized an $18.00 per share current price target for JMP as provided by the Company at the time.

The February 5, 2018 preliminary presentation materials contained an overview of strategic alternatives, including maintaining the status quo, sale to a third party, recapitalization or share buybacks, reinsurance and strategic mergers and acquisitions.

The February 22, 2018 preliminary presentation materials contained a summary of the preliminary dividend discount analysis described under "*Opinion of Deutsche Bank — Summary of Financial Analyses — Preliminary Presentations by Deutsche Bank — February 5, 2018 Preliminary Presentation Materials*" on page 54, based on the Case 1 Projections, the Case 2 Projections and the Special Committee Case Projections.

The February 22, 2018 preliminary presentation materials also contained a detailed preliminary dividend discount analysis utilizing the same methodology as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Dividend Discount Analysis*" on page 47, based on the Case 1 Projections, the Case 2 Projections and the Special Committee Case Projections.

The February 22, 2018 preliminary presentation materials contained a separate dividend discount analysis for purposes of potential negotiations with Trident Pine and the Karfunkel-Zyskind Family.

The February 22, 2018 preliminary presentation materials also contained implied valuation multiples at various offer prices ranging from $12.25 to $17.50, as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Preliminary Presentations by Deutsche Bank — February 20, 2018 Preliminary Presentation Materials*" on page 55, based on the Case 1 Projections, the Case 2 Projections and the Special Committee Case Projections.

February 26, 2018 Preliminary Presentation Materials

The February 26, 2018 preliminary presentation materials contained updates on the potential transaction, including the receipt of a revised offer from Trident Pine and the Karfunkel-Zyskind Family, key information requests submitted by the Special Committee and its advisors to the Company, discussions between the Special Committee's advisors and the Company's investor relations team, and an A.M. Best discussion. The February 26, 2018 preliminary presentation materials also contained an update, based on information provided by the Company's management, on the Company's year-end audit timing, correspondence between the Company and regulators, matters concerning A.M. Best, a timeline of events related to the Company's financial projections, investor updates, considerations related to the closing of the sale of the Company's Fee Business and the Company's business outlook.

The February 26, 2018 preliminary presentation materials contained a summary of the dividend discount analysis described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Preliminary Presentations by Deutsche Bank — February 22, 2018 Preliminary Presentation Materials*" on page 55.

The February 26, 2018 preliminary presentation materials contained a summary precedent premiums paid analysis utilizing the same methodology as described under "*Special Factors — Opinion of Deutsche Bank — Summary of Financial Analyses — Precedent Minority Squeeze-Out Transactions*" on page 50, but utilizing a $13.00 per share offer price.

Miscellaneous

This summary is not a complete description of Deutsche Bank's opinion or the underlying analyses and factors considered in connection with Deutsche Bank's opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to the Company, Parent or the merger.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Special Committee as to the fairness of the merger consideration of $13.50 per share of common stock of the Company, from a financial point of view, to the Unaffiliated Stockholders as of the date of the opinion and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the Company's management and the Special Committee with, numerous assumptions about industry performance, general business, economic, market and other conditions and other matters, many of which are beyond the control of Deutsche Bank, the Company, Trident Pine and the Karfunkel-Zyskind Family. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, Trident Pine and the Karfunkel-Zyskind Family or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger, including the merger consideration of $13.50 per share of common stock of the Company, were determined through arm's-length negotiations between the Special Committee and Trident Pine and the Karfunkel-Zyskind Family. Although Deutsche Bank provided advice to the Special Committee during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Special Committee.

Deutsche Bank did not recommend any specific consideration the Special Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger. As described above, the opinion of Deutsche Bank and its presentation to the Special Committee were among a number of factors taken into consideration by the Special Committee in making its determination to approve the Merger Agreement and the merger.

BofA Merrill Lynch

BofA Merrill Lynch was engaged by the Company in connection with the Fee Business sale process. The Company has agreed to pay BofA Merrill Lynch for its services in connection with the sale of the Fee Business. The Company also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch's engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws. As a result of this engagement, and other potential initiatives that BofA Merrill Lynch has discussed with the Company, BofA Merrill Lynch had become familiar with the Company and the management team. Consequently, when the Company considered a transaction with Stone Point, it decided to engage BofA Merrill Lynch to act as financial advisor to the Company in connection with a potential going-private transaction. BofA Merrill Lynch assisted management in coordinating the due diligence process undertaken by Stone Point and processing changes to the financial projections prepared by management and participated in discussions between Stone Point and the Karfunkel-Zyskind Family, on the one hand, and the Special Committee and its advisors, on the other hand. BofA Merrill Lynch also engaged in discussions with other parties that had expressed an interest regarding a potential going-private transaction and signed confidentiality agreements with the Company. With the permission of the Special Committee, an affiliate of BofA Merrill Lynch also engaged in preliminary discussions with the Karfunkel-

The senior member of the BofA Merrill Lynch deal team advising the Company in connection with the merger (who we refer to in this section of the proxy statement as the "BofA Merrill Lynch Representative") has also participated in coverage activities with respect to BofA Merrill Lynch's relationship with Stone Point and affiliates and investees of the Karfunkel-Zyskind Family. The BofA Merrill Lynch Representative has had an ongoing relationship with Stone Point and its senior principals over many years and has also served as the relationship manager with respect to BofA Merrill Lynch's relationship with Stone Point. In addition to participating on BofA Merrill Lynch deal teams advising Stone Point in connection with transactions by its portfolio companies, he has also advised other parties in connection with their transactions with Stone Point and its portfolio companies. In addition, the spouse of the BofA Merrill Lynch Representative serves as a principal of Stone Point. The BofA Merrill Lynch Representative introduced Stone Point to the Company as a potential transaction counterparty in connection with the Fee Business sale process. The BofA Merrill Lynch Representative and certain other members of the BofA Merrill Lynch deal team advising the Company in connection with the merger have discussed in the past, or were aware of other employees of BofA Merrill Lynch having discussed, with certain third parties the Company as a potential strategic or acquisition opportunity. However, other than in respect of the sale of the Fee Business and the merger, such discussions by BofA Merrill Lynch with respect to the Company were of a general nature, were based solely on public information and did not include any valuation analysis. BofA Merrill Lynch was not engaged by Stone Point, Trident Pine or the Karfunkel-Zyskind Family in connection with the merger. The relationships described in this paragraph were disclosed to the Board and the Special Committee.

Purposes and Reasons of the Filing Persons for the Merger

Under the SEC rules governing "going-private" transactions, each of the Parent Parties and the Family Filing Persons is an affiliate of the Company and the Trident Filing Persons and the Other Rollover Stockholders may be an affiliate of the Company. Therefore, each of the Filing Persons is required to express its, his or her purposes and reasons for the merger to the Company's "unaffiliated security holders," as such term is defined under Rule 13e-3 of the Exchange Act. Each of the Filing Persons is making the statements included in this section of this proxy statement solely for the purpose of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act. The views of each of the Filing Persons should not be construed as a recommendation to any Unaffiliated Stockholders as to how such Unaffiliated Stockholder should vote on the proposal to adopt the Merger Agreement.

The Parent Parties, the Trident Filing Persons, the Karfunkel-Zyskind Family and K-Z LLC attempted to negotiate with the Special Committee the terms of a transaction that would be most favorable to the Parent Parties, the Trident Filing Persons, the Karfunkel-Zyskind Family and K-Z LLC, and not necessarily to the Unaffiliated Stockholder, and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to such Unaffiliated Stockholders. The Other Rollover Stockholders and Esther Zyskind were not involved in the negotiation of the Merger Agreement.

For the Parent Parties, the purpose of the merger is to effectuate the transactions contemplated by the Merger Agreement. For the Trident Filing Persons and the Family Filing Persons, the primary purpose of the merger is to allow the Trident Funds and the Karfunkel-Zyskind Family to acquire through their investment in Parent all of the shares of common stock not already controlled by the Karfunkel-Zyskind Family, Esther Zyskind and the Other Rollover Stockholders so that the Company can be operated as a privately held company. This will facilitate the acquisition by the Trident Funds of a significant indirect equity ownership in the Company, will allow the Karfunkel-Zyskind Family to increase their indirect equity ownership in the Company and will allow the Other Rollover Stockholders and Esther Zyskind to maintain, indirectly, their equity ownership in the Company, which will in turn allow each of them to bear the rewards and risks of such ownership after the merger is completed and the Company's common stock ceases to be publicly traded.

The Filing Persons considered certain risks and potential negative factors associated in the course of reaching their determination to pursue the merger. It is possible that the merger and related integration process could result in the loss of key employees of the Company, the disruption of the Company's on-going business and the loss of its customers and suppliers. The Filing Persons also understand that their respective directors, officers, and other employees will have expended considerable time and effort to negotiate, implement and complete the merger, and their time may have been diverted from other important business opportunities and operational matters while working to implement the merger. In addition, the Filing Persons have incurred and will continue to incur significant transaction costs and expenses in connection with the merger, regardless of whether the merger is completed. Although the Filing Persons have spent time and effort in completing the merger, there is still risk that the merger may not be completed despite the Filing Persons' efforts, or that the requisite stockholder approval would not be obtained. Lastly, the Filing Persons realize the risks and costs to the Company if the merger does not close, including uncertainty about the effect of the proposed merger on the Company's employees, customers, suppliers and other parties, which may impair the Company's ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company and that the impact of some, or all, of these events could have a material impact on the value of the Family Filing Persons' investment in the Company.

The Filing Persons determined to undertake the merger at this time based on their belief that with the Company's common stock privately held, the Company will have greater operating flexibility and will be able to allow its management to more effectively concentrate on long-term growth and reduce the short-term focus on quarter-to-quarter performance that is emphasized by the public equity market's valuation of the Company's common stock. Accordingly, each of the Filing Persons believes that the business of the Company can be conducted more effectively as a private company following the merger. The Parent Parties' plans for the Company following the merger are to operate the Company substantially in the manner it operates today, which operation could, in the short term, continue to generate losses. In certain case, the operating plans of the Company and its subsidiaries may be adjusted to reduce an emphasis on growth or to increase reserves. While the Filing Persons believe these plans for the Company after the merger are in the Company's best interests in the long term, the Filing Persons believe that, if the shares of common stock remain publicly held, many common stockholders would likely object to the Company operating in such manner, that this negative view regarding operating at a loss (among other factors) was reflected in the price of the shares of common stock prior to the initial proposal by Trident Pine and the Karfunkel-Zyskind Family to acquire the Company for $12.25 per share, and that the Company's stock price could continue to suffer a significant decline. The Filing Persons believe that this pressure from public investors to operate profitably in the short term could, in turn, adversely affect the Company's ability to compete to retain existing business and acquire new business, and that the Company can avoid these adverse effects without public common stock. As a result of the common stock being privately held, the Company will also enjoy certain additional efficiencies notwithstanding the fact that it will remain a reporting company under the Exchange Act, such as a reduction of the time devoted by its management and certain other employees to investor relations activities that a company that has publicly traded common stock would typically undertake. Although each of the Filing Persons believes that there will be significant opportunities associated with their investment in the Company, the Filing Persons realize that there are also substantial risks (including the risks and uncertainties relating to the prospects of the Company and as described in the prior paragraph) and that such opportunities may not ever be fully realized.

An additional purpose of the merger is to enable the Unaffiliated Stockholders to immediately realize the value of their investment in the Company through their receipt of the per share merger consideration of $13.50 in cash, representing a premium of approximately 33% to the $10.15 closing price of the common stock on the Nasdaq on January 9, 2018, the last trading day before public disclosure of the initial proposal by Trident Pine and the Karfunkel-Zyskind Family to acquire the Company for $12.25 per share, and a premium of approximately 12.8% to the $11.97 closing price of the common stock on Nasdaq on February 28, 2018, the last trading day prior to the announcement of the Merger Agreement. Although the merger represents an opportunity for the Unaffiliated Stockholders to immediately realize the value of their investment in the Company in cash, as a result of the merger the Unaffiliated Stockholders will no longer have an opportunity to participate in the future benefits that could be associated with the ownership of the common stock, including the payment of future dividends and the potential appreciation in the price of the shares of common stock beyond the merger consideration. To this end, the primary detriments of the merger to the Unaffiliated Stockholders include the lack of interest of such stockholders in any potential future earnings, growth or value realized by the Company after the merger. Additionally, the receipt of cash in exchange for shares of common stock pursuant to the merger generally will be a taxable transaction for U.S. federal income tax purposes to the Unaffiliated Stockholders who are U.S. holders. See *"Special Factors — Material U.S. Federal Income Tax Consequences of the Merger"* beginning on page 77.

The Filings Persons will receive benefits and be subject to obligations in connection with the merger that are different from, or in addition to, the benefits and obligations of the Unaffiliated Stockholders generally. The incremental benefits will include the right of certain of the Filings Persons to make an equity investment in Parent in exchange for their contribution of shares of common stock and/or cash equity financing. A detriment to the Filings Persons is that their equity interests in Parent will not be listed on a securities exchange and will be highly illiquid without an active public trading market for such equity interests. The Filing Persons' equity interests in Parent will also be subject to agreements restricting the ability of certain of the Filings Persons from selling or otherwise transferring such equity interests. Additional incremental benefits to Mr. Zyskind may include, among others, continuing to serve as chief executive officer of the surviving corporation and serving as chief executive officer of Parent.

If the merger is completed, the common stock of the Company will become wholly-owned by Parent. The Filing Persons believe that structuring the transaction in such manner is preferable to other alternative transaction structures as (i) it will enable Parent to acquire all of the outstanding shares of common stock at the same time, (ii) all shares of common stock will cease to be publicly traded and (iii) it represents an opportunity for the Unaffiliated Stockholders to immediately realize the value of their investment in the Company through their receipt of the per share merger consideration. Given the stated purposes of the merger, no alternative to the merger was considered.

Position of the Filing Persons as to Fairness of the Merger

Under the SEC rules governing "going private" transactions, the Filing Persons may be deemed to be engaged in a "going private" transaction and, therefore, are required to express their beliefs as to the fairness of the merger to the Unaffiliated Stockholders. The Filing Persons are making the statements included in this section of this proxy statement solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Filing Persons' views as to fairness of the merger should not be construed as a recommendation to any Unaffiliated Stockholder as to how such Unaffiliated Stockholder should vote on the proposal to adopt the Merger Agreement.

None of the Filing Persons participated in the deliberations of the Special Committee regarding, or received advice from the Special Committee's legal or financial advisors as to, the fairness of the merger. None of the Filing Persons undertook any independent evaluation of the fairness of the merger or the merger consideration. None of the Filing Persons engaged a financial advisor for any purpose and did not receive an opinion with respect to the fairness of the merger or the merger consideration. Each of the Filing Persons believes, however, that the merger is substantively fair to the Unaffiliated Stockholders based on the following factors:

- the merger consideration of $13.50 per share of common stock of the Company represents a premium of approximately 33% to the $10.15 closing price of the common stock on Nasdaq on January 9, 2018, the last trading day before Trident Pine and the Karfunkel-Zyskind Family made an initial proposal to acquire the Company for $12.25 per share, and a premium of approximately 12.7% to the $11.97 closing price of the common stock on Nasdaq on February 28, 2018, the last trading day prior to the announcement of the Merger Agreement;

- the merger consideration of $13.50 per share of common stock of the Company represents a premium of approximately 8.4% to the $12.45 per share price at which the Company last sold shares of common stock, when it agreed on May 25, 2017 to sell 24,096,384 shares of its common stock to certain of the Other Rollover Stockholders, resulting in proceeds to the Company of $300.0 million;

- notwithstanding that the opinion of Deutsche Bank was provided solely for the information and assistance of the Special Committee and none of the Filing Persons are entitled to, nor did they, rely on such opinion, the Special Committee received an opinion from its independent financial advisor, Deutsche Bank, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Deutsche Bank in preparing its opinion, the merger consideration of $13.50 per share of common stock of the Company was fair, from a financial point of view, to the Unaffiliated Stockholders, as more fully described in the section entitled "*Special Factors — Opinion of Deutsche Bank*" beginning on page 40;

- Trident Pine, in its position as an investor that does not own any shares of common stock, would participate in a transaction at $12.25 per share of common stock if its investment was in the form of preferred equity and the reserve adjustment was provided;

- Trident Pine determined that it was unwilling to support a transaction at more than $13.00 per share of common stock and, in order to induce Trident Pine to support a transaction at a higher price, the Karfunkel-Zyskind Family and K-Z LLC agreed to increase the cap on the reserve adjustment and to cause the Company to agree to pay Stone Point Capital LLC a transaction fee of $15.0 million if the merger is consummated;

- the belief that the value to the Unaffiliated Stockholders of the Company continuing as an independent public company would not be as great as the merger consideration, due to the public market's emphasis on short-term performance, and the potential risks and uncertainties associated with the near-term prospects of the Company in light of the ongoing decline and continuing challenges facing certain of its businesses;

- the financial performance and business prospects of the Company, including that:

  - its loss and loss adjustment expenses increased $942.2 million, or 30.0%, to $4,084.5 million for the year ended December 31, 2017 from $3,142.3 million for the year ended December 31, 2016 (the Company's loss ratio for the years ended December 31, 2017 and 2016 was 80.8% and 67.3%, respectively);

  - it recognized $419 million in prior year adverse development in 2017;

  - it recognized a net loss of $334 million in 2017;

  - it generated a 17.9% negative return on equity in 2017; and

  - its total common equity declined by $79 million in 2017;

- the identified material weaknesses in the Company's internal control over financial reporting, which could result in adverse publicity, further litigation or action by governmental entities;

- the November 6, 2017 announcement that A.M. Best had placed the Company's financial strength rating Under Review with Negative Implications; and

- the merger will provide consideration to the Unaffiliated Stockholders entirely in cash, thus eliminating any uncertainty in valuing the merger consideration and, as a result, no longer being exposed to the various risks and uncertainties related to continued ownership of the Company's common stock, which include, among others, the following:

  - exposure to market, economic and other risks that arise from owning an equity interest in a public company;

  - a potential decline in market prices resulting from loss of investor confidence, including from a failure to maintain effective internal control over financial reporting or an inability to remediate a material weakness;

- a potential decline in the value of the Company's shares of common stock resulting from:

    - the loss reserves of the Company's insurance subsidiaries being inadequate to cover actual losses, which could result in a reduction of the surplus of such companies; or

    - a downgrade in the A.M. Best rating of the Company's principal insurance subsidiaries, which would likely reduce the amount of business the Company is able to write and could adversely impact the competitive positions of the Company's insurance subsidiaries;

- fluctuations in the value of the Company's shares of common stock based on general economic, business and industry conditions, both in the U.S. and internationally;

- volatility in the price of the Company's shares of common stock as a result of developments beyond the Company's control, including government or regulatory action, changes in tax laws, interest rates and general market conditions; and

- impacts to stock price and trading volume from analyst recommendations and expectations.

In addition to the factors listed above that were considered by the Filing Persons, in determining that the merger is substantively fair to the Unaffiliated Stockholders, the Trident Filing Persons reviewed and assessed the Company's reported tangible book value as of September 30, 2017. Based on this review and assessment, the Trident Filing Persons calculated an adjusted estimated tangible book value of the Company to reflect developments subsequent to September 30, 2017 and observed that the merger consideration of $13.50 per share of common stock of the Company represented a multiple of 1.1x - 1.2x to the adjusted estimated tangible book value per share of such common stock (calculated based on fully diluted shares of such common stock outstanding as of March 1, 2018), and that this multiple range generally fell within or exceeded the range of tangible book value multiples observed by the Trident Filing Persons in publicly disclosed transactions involving comparable companies in similar situations. Except as set forth above, net book value was not calculated or considered by the Filing Persons in making their fairness determinations.

In addition, each of the Filing Persons believes that the merger is procedurally fair to the Unaffiliated Stockholders based on the following factors:

- the Board established a Special Committee of independent directors, consisting solely of directors who are not officers, employees or controlling stockholders of the Company and are not affiliated with the Filing Persons, to evaluate the proposal from, and negotiate with, Trident Pine and the Karfunkel-Zyskind Family;

- the Special Committee was deliberative in its process, taking two months to analyze, evaluate and negotiate the terms of the merger;

- none of the Filing Persons or their affiliates participated in the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee;

- the Special Committee retained independent, internationally recognized financial and legal advisors, each of which has extensive experience in transactions similar to the merger;

- the $13.50 per share merger consideration and other terms and conditions of the Merger Agreement resulted from extensive negotiations between the Special Committee and its advisors and Trident Pine, the Karfunkel-Zyskind Family and their respective counsel;

- there is no debt financing required to complete the transaction and the merger is not conditioned on any financing being obtained by Parent Parties, thus increasing the likelihood that the merger will be consummated and that the Unaffiliated Stockholders will receive the merger consideration;

- the Merger Agreement allows the Special Committee, subject to specific limitations and requirements set forth in the Merger Agreement, to consider and respond to unsolicited third-party acquisition proposals, and to furnish confidential information to, and engage in discussions or negotiations with, the person or parties making such acquisition proposals prior to the time the Company's common stockholders approve the proposal to adopt the Merger Agreement;

- the Merger Agreement allows the Board or the Special Committee, subject to specific limitations and requirements set forth in the Merger Agreement, to withdraw or change its recommendation that the Company's common stockholders approve the proposal to adopt the Merger Agreement;

- the Special Committee unanimously determined that the Merger Agreement and the merger are advisable, fair to, and in the best interests of the Unaffiliated Stockholders;

- the Board, based on the recommendation of the Special Committee, unanimously (i) approved the Merger Agreement, (ii) determined that the merger is advisable, fair to and in the best interest of the Unaffiliated Stockholders and (iii) resolved to recommend that the common stockholders of the Company approve the proposal to adopt the Merger Agreement;

- the merger is conditioned upon holders of at least a majority of the Company's outstanding common stock voting in favor of the adoption of the Merger Agreement, and also upon holders of at least a majority of the Company's outstanding common stock held by the Public Stockholders (excluding senior management of the Company) voting in favor of the adoption of the Merger Agreement; and

- Unaffiliated Stockholders who do not vote in favor of adoption of the merger and who comply with certain procedural requirements will be entitled, upon completion of the merger, to exercise statutory appraisal rights under Delaware law.

In their consideration of the fairness of the proposed merger, the Filing Persons did not find it practicable to, and did not, appraise the assets of the Company to determine the liquidation value for the Unaffiliated Stockholders because: (i) of their belief that liquidation sales generally result in proceeds substantially less than the sales of a going concern; (ii) of the impracticability of determining a liquidation value given the significant execution risk involved in any breakup; (iii) they considered the Company to be a viable going concern; and (iv) the Company will continue to operate its business following the merger. None of the Filing Persons sought to establish a pre-merger going concern value for the Company's common stock to determine the fairness of the merger consideration to the Unaffiliated Stockholders because following the merger the Company will have a different capital structure. However, to the extent the pre-merger going concern value was reflected in the Nasdaq closing price of $10.15 per share of common stock on January 9, 2018, the last trading day before Trident Pine and the Karfunkel-Zyskind Family made an initial proposal to acquire the Company for $12.25 per share, the per share merger consideration of $13.50 represented a premium to the going concern value of the Company.

None of the Filing Persons is aware of any firm offer for a merger/asset sale of the Company during the past two years other than the sale of 51% of the Company's Fee Business, which was completed on February 28, 2018.

The foregoing discussion of the information and factors considered by each of the Filing Persons in connection with the fairness of the merger is not intended to be exhaustive, but is believed to include all material factors considered by each of them. None of the Filing Persons found it practicable to, and they did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their conclusion as to the fairness of the merger. Rather, the fairness determinations were made by the Filing Persons after considering all of the foregoing factors as a whole. Each of the Filing Persons believes these factors provide a reasonable basis upon which to form its belief that the merger is fair to the Unaffiliated Stockholders. This belief should not, however, be construed as a recommendation to any Unaffiliated Stockholders to vote in favor of the proposal to adopt the Merger Agreement. None of the Filing Persons makes any recommendation as to how Unaffiliated Stockholders should vote their shares of common stock on the proposal to adopt the Merger Agreement.

Certain Effects of the Merger

If stockholders approve the proposal to adopt the Merger Agreement and the other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company with the Company being the surviving corporation. If the merger is completed, all of the shares of common stock of the Company will be owned by Parent. Except for the Karfunkel-Zyskind Family Persons, Esther Zyskind and certain other rollover stockholders, none of the Company's current stockholders will have any direct or indirect ownership interest in the shares of common stock of the Company after the completion of the merger. As a result, our current stockholders (other than Parent, its affiliates, the rollover stockholders and the preferred stockholders of the Company) will no longer benefit from any increase in our value, nor will they bear the risk of any decrease in our value. Following the merger, only Parent and its limited partners (and their affiliates including Trident Pine, the Karfunkel-Zyskind Family Persons, Esther Zyskind and certain other rollover stockholders) will benefit from any increase in our value and also will bear the risk of any decrease in our value.

Upon the consummation of the merger:

- each issued and outstanding share of common stock of the Company held by stockholders (other than shares of common stock of the Company that are (i) held by Merger Sub or Parent, (ii) held by the Company in treasury, (iii) held by any wholly owned subsidiary of the Company or (iv) dissenting shares) immediately prior to the effective time of the merger will automatically be cancelled and cease to exist, and will be converted into and will represent solely the right to receive the merger consideration of $13.50 per share of common stock of the Company, without interest;

- each share of common stock of the Company that is held by Merger Sub or Parent or held by Company in treasury will automatically be cancelled and will cease to exist;

- each share of common stock of the Company held by any wholly owned subsidiary of the Company will remain outstanding in accordance with its terms;

- each company option to purchase shares of common stock of the Company that is outstanding and vested immediately prior to the effective time of the merger with an exercise price per share that is less than the merger consideration will be cancelled in exchange for an amount in cash equal to the product of (i) the excess of the merger consideration over the per share exercise price of the option, and (ii) the number of shares of common stock of the Company underlying the option;

- each company option that is outstanding and vested immediately prior to the effective time of the merger with an exercise price per share that is equal to or greater than the merger consideration will be cancelled at the effective time of the merger for no consideration;

- each company option to purchase shares of common stock of the Company that is outstanding and not vested, with an exercise price per share of common stock of the Company that is less than the merger consideration will be converted into the right to receive within 15 business days after the date such company option would have vested (subject to the vesting conditions of such company option) an amount in cash, without interest, equal to the product of (i) the excess of the merger consideration over the applicable exercise price per share of common stock of the Company of such company option, multiplied by (ii) the number of shares of common stock of the Company underlying such company option;

- each company option to purchase shares of common stock of the Company that is outstanding and not vested, with an exercise price per share of common stock of the Company that is equal to or greater than the merger consideration will be cancelled for no consideration;

- each restricted share of common stock of the Company that is outstanding and vested will be forfeited to the Company, cancelled and cease to exist, and converted into the right to receive an amount in cash, without interest, equal to the merger consideration per restricted share of common stock of the Company;

- each restricted share of common stock of the Company that is outstanding and unvested will be forfeited to the Company, cancelled and cease to exist, and converted into the right to receive within 15 business days after the date such restricted share would have vested (subject to the vesting conditions of such restricted share) an amount in cash, without interest, equal to the merger consideration per restricted share of common stock of the Company;

- each award of restricted stock units with respect to shares of common stock of the Company that is outstanding will be cancelled, extinguished and converted into the right to receive within 15 business days after the date such restricted stock units would have vested (subject to the vesting conditions of such restricted stock units) an amount in cash, without interest, equal to the product of (i) the merger consideration multiplied by (ii) the total number of shares of common stock of the Company underlying such award of restricted stock units; and

- each award of performance share units with respect to shares of common stock of the Company that is outstanding will be cancelled, extinguished and converted into the right to receive within 15 business days after the date such performance share units would have vested (subject to the vesting conditions of such performance share units) an amount in cash, without interest, equal in value to the product of (i) the merger consideration multiplied by (ii) the greater of (x) the target number of shares of common stock of the Company set forth in such award of performance share units and (y) to the extent that the performance period applicable to such award of performance share units ended on or prior to the closing date, the number of shares of common stock of the Company that would have vested based on the actual achievement during the applicable performance period (as determined by compensation committee of the Board).

Following the merger, all of the shares of common stock of the Company will be owned by Parent. If the merger is completed, Parent and its limited partners (and their affiliates including Trident Pine, the Karfunkel-Zyskind Family Persons, Esther Zyskind and certain other rollover stockholders) will be the sole beneficiaries of our future earnings and growth, if any, and will be entitled to vote on corporate matters affecting the Company following the merger. Similarly, Parent and its limited partners (and their affiliates including Trident Pine, the Karfunkel-Zyskind Family Persons, Esther Zyskind and certain other rollover stockholders) will also bear the risks of ongoing operations, including the risks of any decrease in the Company's value after the merger.

If the merger is completed, (i) the Family Filing Persons' interest in the Company's net book value and net earnings (loss) will increase from approximately 44.23% to 58.91% based on shares outstanding (from approximately $434,409,078 to $578,601,982 and ($183,623,604) to ($244,573,575)), (ii) Trident Filing Persons' interest in the Company's net book value and net earnings will increase from approximately 0% to 30% (from approximately $0 to $294,659,700 and $0 to ($124,551,900)), (iii) the Parent Parties' interest in the Company's net book value and net earnings will increase from approximately 42.73% to 87.41% (from approximately $419,677,192 to $858,529,796 and ($177,396,474) to ($362,898,345)), and (iv) the Other Rollover Stockholders' interest in the Company's net book value and net earnings will remain unchanged at approximately 11.09% (at approximately $108,937,318 and ($46,047,525)). The primary benefit of the merger to the Unaffiliated Stockholders is the right to receive the merger consideration. The primary detriment to the Unaffiliated Stockholders includes the lack of any interest that such stockholders will hold in the Company's potential future earnings, growth or value following the completion of the merger. Additionally, the receipt of cash in exchange for shares of common stock of the Company pursuant to the merger will generally be a taxable sale transaction for U.S. federal income tax purposes to U.S. stockholders who surrender their shares of common stock of the Company in the merger.

In connection with the merger, certain members of the Company's management will receive benefits and be subject to obligations that are different from, or in addition to, the benefits and obligations of the Company's common stockholders generally, as described in more detail under "*Special Factors — Interests of Certain of the Company's Directors and Executive Officers in the Merger*" beginning on page 69. Those incremental benefits are expected to include, among other benefits, certain executive officers continuing as executive officers of the surviving corporation.

The shares of common stock of the Company are currently registered under the Exchange Act and are quoted on the Nasdaq Stock Market under the symbol "AFSI." After the merger, such shares will cease to be quoted on the Nasdaq Stock Market and price quotations with respect to sales of such shares in the public market will no longer be available. In addition, the registration of such shares under the Exchange Act will be terminated.

The following table sets forth as March 31, 2018, the compensation payable to the non-employee directors and executive officers of the Company in connection with the merger:

Name	Company Options	Company Restricted Stock Units
Donald DeCarlo	$ —	$ 73,832
Susan Fisch	321,065	73,832
Abraham Gulkowitz	352,521	73,832
Raul Rivera	—	73,832
Mark Serock	—	—
Max Caviet	—	853,619
Ariel Gorelik	—	448,322
Adam Karkowsky	—	1,703,768
Christopher Longo	—	719,915
Ronald Pipoly	—	350,028
David Saks	—	1,575,950
Michael Saxon	—	767,921
Stephen Ungar	2,248	485,474
Barry D. Zyskind	—	1,315,643

Employment Agreements with Executive Officers

The Company is party to an employment agreement with each of Mr. Zyskind, Mr. Karkowsky, Mr. Pipoly, Mr. Caviet, Mr. Longo and Mr. Saxon. None of these executive officers is entitled to receive any special enhanced severance payments or benefits under an employment agreement or otherwise upon a termination in connection with or following the merger. For a description of the severance provisions under the existing employment agreements with the Company's named executive officers, refer to the section entitled *"Potential Payments upon Termination or Change-In-Control"* of the Company's Amendment to its Annual Report on Form 10-K/A for the year ended December 31, 2017, filed on April 23, 2018, which is incorporated by reference in this proxy statement.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, following the effective time of the merger, the Company's current and former directors and officers will be entitled to certain ongoing rights of indemnification and to coverage under directors' and officers' liability insurance policies. For a description of such ongoing indemnification and insurance obligations, refer to the section entitled *"The Merger Agreement — Other Covenants and Agreements — Directors' and Officers' Indemnification"* on page 100.

2010 Omnibus Incentive Plan

All of the Company's executive officers and non-employee directors participate in the Company's 2010 Omnibus Incentive Plan, as amended (the "Omnibus Incentive Plan"). Under the Omnibus Incentive Plan, if a "change in control" occurs and the Company terminates a participant's employment other than for "cause" within twelve months of such "change in control," then the Company may accelerate the vesting of all or any portion of unvested restricted stock units and options. However, the merger does not constitute a "change in control" for purposes of the Company's Omnibus Incentive Plan.

The Special Committee and the Board of Directors were aware of the different or additional interests described herein and considered those interests along with other matters in recommending and/or approving, as applicable, the Merger Agreement and the transactions contemplated thereby, including the merger.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This proxy statement, and the documents incorporated by reference in this proxy statement, include "forward-looking statements" that reflect our current views as to future events and financial performance with respect to our operations, the expected completion and timing of the merger and other information relating to the merger. These statements can be identified by the fact that they do not relate strictly to historical or current facts. There are forward-looking statements throughout this proxy statement, including under the headings, among others, "*Summary Term Sheet*," "*Questions and Answers About the Special Meeting and the Merger*," "*The Special Meeting*," "*Special Factors*," and "*Important Information Regarding AmTrust*," and in statements containing the words "aim," "anticipate," "are confident," "believe," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance or other future events or trends.

You should be aware that forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized, or, even if realized, that they will have the expected effects on the business or operations of the Company. These forward-looking statements speak only as of the date on which the statements were made and we undertake no obligation to update or revise any forward-looking statements made in this proxy statement or elsewhere as a result of new information, future events or otherwise, except as required by law. In addition to other factors and matters referred to or incorporated by reference in this document, we believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

- the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

- the outcome of any legal proceedings that has been or may be instituted against the Company or others relating to the Merger Agreement;

- the inability to complete the merger because of the failure to receive, on a timely basis or otherwise, the required approvals by Company stockholders (including the affirmative vote of the (i) holders of at least a majority of all outstanding shares of common stock of the Company and (ii) holders of at least a majority of all outstanding shares of common stock of the Company held by the Public Stockholders);

- the inability to complete the merger because of the failure to receive, on a timely basis or otherwise, the required consents of governmental or regulatory agencies or third parties in connection with the merger;

- the risk that a condition to closing of the merger may not be satisfied;

- the failure of the merger to close for any other reason;

- the risk that the pendency of the merger disrupts current plans and operations and potential difficulties in employee retention as a result of the pendency of the merger;

- the fact that directors and officers of the Company have interests in the merger that are different from, or in addition to, the interests of the stockholders of the Company generally in recommending that such stockholders vote to approve the Merger Agreement;

- the effect of the announcement of the merger on our business relationships, operating results and business generally;

- the amount of the costs, fees, expenses and charges related to the merger;

and other risks detailed in our filings with the SEC, including our most recent filing on Forms 10-Q and 10-K. See "*Where You Can Find Additional Information*" beginning on page 137. Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. We cannot guarantee any future results, levels of activity, performance or achievements.

THE PARTIES TO THE MERGER

AmTrust Financial Services, Inc.

AmTrust, a multinational insurance holding company headquartered in New York, offers specialty property and casualty insurance products, including workers' compensation, commercial automobile, general liability and extended service and warranty coverage through its primary insurance subsidiaries rated "A" (Excellent) by A.M. Best. AmTrust is included in the Fortune 500 list of largest companies. Additional information about AmTrust is contained in our public filings, certain of which are incorporated by reference into this proxy statement.

For more information about AmTrust, see "*Important Information Regarding AmTrust—Company Background*" and "*Where You Can Find Additional Information*" beginning on pages 110 and 137, respectively. AmTrust's internet website and the information contained therein or connected thereto is not intended to be incorporated by reference into this proxy statement.

Evergreen Parent, L.P.

Parent is a Delaware limited partnership whose limited partners are Trident Pine and K-Z LLC. Parent was formed solely for the purpose of engaging in the merger and other related transactions. Parent has not engaged in any business other than in connection with the merger and other related transactions.

Evergreen Merger Sub, Inc.

Merger Sub is a Delaware corporation and wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the merger and other related transactions. Merger Sub has not engaged in any business other than in connection with the merger and other related transactions.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement as Annex A-1 and is incorporated by reference into this proxy statement. The provisions of the Merger Agreement are extensive and not easily summarized. We encourage you to read carefully the Merger Agreement in its entirety, as the rights and obligations of the parties to the Merger Agreement are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement. In addition, you should read the "Rollover Agreement" section of this proxy statement beginning on page 108, which summarizes the Rollover Agreement, as certain of its provisions relate to certain provisions of the Merger Agreement. A copy of the Rollover Agreement is attached to this proxy statement as Annex A-2 and is incorporated by reference into this proxy statement.

Explanatory Note Regarding the Merger Agreement

The following summary of the Merger Agreement, and the copy of the Merger Agreement attached as Annex A-1, respectively, to this proxy statement, is intended to provide information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties by the Company, Parent and Merger Sub, which were made for purposes of that agreement and as of specified dates. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in the Merger Agreement (a) have been qualified by matters specifically disclosed in the Company's filings with the SEC on or after January 1, 2016 and at least two business days prior to the date of the Merger Agreement (excluding any disclosures in the "Risk Factors" section thereof and any disclosures to the extent they are cautionary, predictive or forward-looking in nature), (b) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (c) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (d) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties (including to establish the circumstances in which a party to the Merger Agreement may have the right not to close the merger if, due to a change in circumstance or otherwise, the representations and warranties of the other party prove to be untrue or the covenants are not complied with) rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the Company or Parent or their respective businesses. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may be fully reflected in the Company's or Parent's public disclosures if determined to be material to the Company or Parent, as applicable. The representations and warranties in the Merger Agreement and the description of them in this proxy statement should not be read alone but instead should be read in conjunction with the other information contained in this proxy statement and the other reports, statements and filings the Company files publicly with the SEC.

The description of the Merger Agreement below does not purport to describe all of the terms of that agreement, and is qualified in its entirety by reference to the full text of the original Merger Agreement, a copy of which is attached as Annex A-1 and is incorporated in this proxy statement by reference.

Additional information about the Company may be found elsewhere in this proxy statement and in the Company's other public filings. See "*Where You Can Find Additional Information*" beginning on page 137.

Structure of the Merger

At the effective time of the merger, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger. Parent will own 100% of the common stock of the Company following the transactions contemplated by the Merger Agreement. At the closing of the merger, the certificate of incorporation of the Company and the bylaws of the Merger Sub will be the certificate of incorporation and the bylaws of the surviving corporation.

- material contracts of the Company and its subsidiaries;

- the absence of certain defaults under material contracts, including arising out of the execution and delivery of, and the consummation of the transactions contemplated by, the Merger Agreement;

- insurance matters and compliance with insurance laws by the Company and its subsidiaries that conduct the insurance operations of the Company;

- the inapplicability of anti-takeover provisions of applicable law with respect to the merger;

- the Company's employee benefit plans;

- the filing of tax returns, the payment of taxes and other tax matters related to the Company and its subsidiaries;

- title to the real property owned by the Company or its subsidiaries and leasehold interests under enforceable leases in the properties leased to or by the Company or its subsidiaries;

- environmental matters and compliance with environmental laws by the Company and its subsidiaries; and

- the absence of any fees or commission owed to any broker, finder, advisor or intermediary in connection with the merger, other than the fees to be paid to Deutsche Bank and BofA Merrill Lynch.

The Merger Agreement also contains representations and warranties of Parent and Merger Sub as to, among other things:

- corporate organization and good standing;

- power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by it;

- required regulatory filings and authorizations, consents or approvals of government entities and consents or approvals required of other third parties;

- required equity financing, in an amount sufficient to pay the aggregate merger consideration, all fees and expenses required to be paid by Parent in connection with the transactions contemplated by the Merger Agreement and the satisfaction of all other payment obligations of Parent and the Company payable on the closing date;

- matters relating to information to be included in required filings with the SEC in connection with the merger;

- the Karfunkel-Zyskind Family's, Esther Zyskind's and the Other Rollover Stockholders' ownership of 108,534,675 shares of common stock of the Company;

- none of Parent, Merger Sub or their affiliates has commenced discussions, negotiations, agreed in principle or executed any agreement that would constitute a material transaction; and

- the absence of any fees or commission owed to any broker, finder, advisor or intermediary in connection with the merger.

Many of the representations and warranties in the Merger Agreement are qualified by knowledge or materiality qualifications or a "material adverse effect" clause.

For purposes of the Merger Agreement, "material adverse effect" means any change, development, effect, circumstance, state of facts or event that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the operations, business, assets, properties, liabilities or condition

PROVISIONS FOR UNAFFILIATED STOCKHOLDERS

No provision has been made (i) to grant the Unaffiliated Stockholders access to the corporate files of the Company, any other party to the merger or any of their respective affiliates, or (ii) to obtain counsel or appraisal services at the expense of the Company, or any other such party or affiliate.

IMPORTANT INFORMATION REGARDING AMTRUST

Company Background

AmTrust Financial Services, Inc. is a Delaware corporation that was acquired by its principal stockholders in 1998 and began trading on the NASDAQ Global Select Market on November 13, 2006 under the symbol "AFSI." The Company underwrites and provides property and casualty insurance products to niche customer groups that are generally underserved within the broader insurance market. The Company operates in the United States and internationally through three operating segments: Small Commercial Business, Specialty Risk and Extended Warranty, and Specialty Program. If the Merger Agreement is adopted by the Company's common stockholders at the special meeting and the merger is completed as contemplated, the Company will survive the merger and will continue its operations as a private company. Parent will own 100% of the common stock of the Company following the transactions contemplated by the Merger Agreement. The Company's principal executive offices are located at 59 Maiden Lane, 43rd Floor, New York, NY 10038, and the Company's telephone number is (212) 220-7120.

During the past five years, neither the Company nor any of the Company directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, neither the Company nor any of the Company directors or executive officers listed below has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the individuals listed below is a citizen of the United States, except for Mr. Caviet, who is a citizen of the U.K., and Mr. Gorelik, who is a citizen of Germany. The Company's directors and executive officers can be reached care of AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, NY 10038.

Directors and Executive Officers

The Board of Directors presently consists of eight members. The persons listed below are the directors and executive officers of the Company as of the date of this proxy statement. George Karfunkel and Leah Karfunkel are brother and sister-in-law. Barry D. Zyskind is the son-in-law of Leah Karfunkel. There are no other family relationships among the Company's directors or executive officers.

Name	Age	Current Position and Office
Donald T. DeCarlo	79	Director
Susan C. Fisch	73	Director
Abraham Gulkowitz	69	Director
George Karfunkel	69	Director
Leah Karfunkel	71	Director
Raul Rivera	75	Director
Mark Serock	67	Director
Barry D. Zyskind	46	Chairman of the Board, Chief Executive Officer and President
Adam Karkowsky	43	Executive Vice President, Chief Financial Officer
Max G. Caviet	65	Chief Executive Officer, AmTrust International Limited ("AIL")
Ariel Gorelik	38	Senior Vice President, Chief Information Officer
Christopher M. Longo	44	Executive Vice President, Chief Operating Officer
Ronald E. Pipoly, Jr.	51	Executive Vice President — Finance
David H. Saks	51	Executive Vice President, Chief Legal Officer
Michael J. Saxon	59	Executive Vice President — U.S. Commercial Lines
Stephen Ungar	55	Senior Vice President, General Counsel and Secretary

Below is information about the Company's directors:

Donald T. DeCarlo

Director since 2006, Mr. DeCarlo is an attorney in private practice. Mr. DeCarlo served as the Chairman of the Board of Commissioners of the New York State Insurance Fund from 2011 until October 2012 and served as a Commissioner from 1997 through 2009. From 1996 to 2004, Mr. DeCarlo practiced in the New York offices of Lord, Bissell & Brook, LLP, a law firm, where he was managing partner prior to his departure. He is a director of Greater New York Mutual Insurance Company (an insurer that primarily underwrites large property coverages) and its subsidiaries, Greater New York Custom Insurance Company, Insurance Company of Greater New York and Strathmore Insurance Company, and several of the Company's subsidiaries. He is also a member of National General Holdings Corp.'s ("NGHC") board of directors. From 1987 to 1997, Mr. DeCarlo held a number of positions with the Travelers Group's insurance companies, including serving as Senior Vice President and General Counsel of all of the companies from 1994 to 1997. From 1973 to 1986, Mr. DeCarlo was vice president and general counsel of the National Council on Compensation Insurance, a national association that collects, tabulates and provides data used in formulating rates for workers compensation insurance. Mr. DeCarlo has written three books and numerous articles on workers' compensation insurance. Mr. DeCarlo has been selected to serve on the Board of Directors because he is a recognized expert in the workers' compensation industry. He has extensive experience representing insurance industry clients in corporate, regulatory and commercial matters.

Summary Historical Consolidated Financial Data

The following summary historical consolidated financial data as of and for each of the years ended December 31, 2017 and 2016 have been derived from the Company's audited consolidated financial statements for the periods and as of the dates presented. This information is only a summary and should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference into this proxy statement. More comprehensive financial information is included in such Form 10-K, including management's discussion and analysis of the financial condition and results of operations of the Company, and the following summary is qualified in its entirety by reference to such Form 10-K and all of the financial information and notes contained therein. You may obtain copies of these documents at no charge by contacting our Chief Financial Officer at the following address: 59 Maiden Lane, 43rd Floor, New York, NY 10038, (212) 220-7120. For additional information, see "*Where You Can Find Additional Information*" beginning on page 137. Historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,	
(Amounts in Thousands)	2017	2016
Summary Income Statement Data		
Revenues:		
Net earned premiums	$5,056,098	$4,667,965
Service and fee income	612,205	537,966
Net investment income	227,503	208,047
Net realized gain on investments	63,135	36,478
Total revenues	5,958,941	5,450,456
Expenses:		
Loss and loss adjustment expenses	4,084,478	3,142,279
Acquisition costs and other underwriting expenses	1,622,507	1,230,168
Other	705,822	564,065
Total expenses	6,412,807	4,936,512
(Loss) income before other (expenses) income, income taxes and equity in earnings of unconsolidated subsidiaries	(453,866)	513,944
Other (expenses) income:		
Interest expense	(98,265)	(79,526)
(Loss) gain on life settlement contracts net of profit commission	(2,444)	46,147
Foreign currency (loss) gain	(139,910)	(29,289)
Gain on acquisition	—	48,775
Gain on sale	186,755	—
Total other (expenses) income	(53,864)	(13,893)
(Loss) income before income taxes and equity in earnings of unconsolidated subsidiaries	(507,730)	500,051
(Benefit) provision for income taxes	(99,363)	85,307
(Loss) income before equity in earnings of unconsolidated subsidiaries and non-controlling interest	(408,367)	414,744
Equity in earnings of unconsolidated subsidiaries (related parties)	73,488	15,626
Net (loss) income	(334,879)	430,370
Net (income) loss attributable to non-controlling and redeemable non-controlling interest of subsidiaries	(14,010)	(19,384)
Net (loss) income attributable to AmTrust Financial Services, Inc.	(348,889)	410,986
Dividends on preferred stock	(66,284)	(47,847)
Net (loss) income attributable to AmTrust common stockholders	$ (415,173)	$ 363,139

(Amounts in Thousands, Except per Share Data)	Year Ended December 31,	
	2017	2016
Share Data:		
Weighted average common shares outstanding — basic	185,961	172,554
Weighted average common shares outstanding — diluted	185,961	174,545
Per Share Data:		
Earnings per share — basic	$ (2.23)	$ 2.10
Earnings per share — diluted	$ (2.23)	$ 2.08
Dividend declared per common share	$ 0.68	$ 0.64

(Amounts in Thousands)	As of December 31,	
	2017	2016
Summary Balance Sheet Data		
Cash, cash equivalents and restricted cash	$ 1,243,239	$ 1,281,109
Total investments	8,149,661	7,954,557
Reinsurance recoverable	6,131,357	4,329,521
Premiums receivable, net	2,784,848	2,802,167
Deferred policy acquisition costs	922,857	928,920
Goodwill and intangibles assets	933,715	1,243,125
Other Assets	5,052,953	4,075,269
Total assets	$25,218,630	$22,614,668
Loss and loss adjustment expense reserves	12,138,768	10,140,716
Unearned premiums	5,279,239	4,880,066
Debt	1,288,721	1,234,900
Deferred gain on retroactive reinsurance	330,029	—
Other liabilities	2,811,806	2,892,015
Total liabilities	21,848,563	19,147,697
Total AmTrust Financial Services, Inc. equity	3,189,803	3,269,103
Non-controlling interest	178,411	196,510
Total stockholders' equity	3,368,214	3,465,613
Total liabilities and stockholders' equity	$25,218,630	$22,614,668

Market Price of the Company's Common Stock

The Company's common stock is traded on the Nasdaq Stock Market under the symbol "AFSI." The following table sets forth the high and low sales prices per share of common stock for the fiscal years ended December 31, 2017 and December 31, 2016 and first quarter of the fiscal year ending December 31, 2018:

	Market Price	
	High	Low
2018		
First Quarter	$13.48	$10.03
Second Quarter (through April 24, 2018)	$12.86	$12.11
2017		
First Quarter	$27.93	$16.58
Second Quarter	$22.63	$11.80
Third Quarter	$16.37	$11.36
Fourth Quarter	$14.35	$ 8.80
2016		
First Quarter	$30.90	$24.20
Second Quarter	$27.00	$23.55
Third Quarter	$27.14	$23.73
Fourth Quarter	$28.48	$24.80

The closing price of the Company's common stock on January 8, 2018, which was the last trading day before the public announcement of the initial proposal, was $10.14 per share. The closing price of the Company's common stock on February 28, 2018, which was the last trading day before the announcement by K-Z LLC, Barry D. Zyskind, George Karfunkel, Leah Karfunkel and Parent of their offer to increase the merger consideration to $13.50 per share, was $11.97 per share.

Dividends

The following table sets forth the dividends on the Company's common stock declared by the Company's Board of Directors in the fiscal years ended December 31, 2017 and December 31, 2016, respectively.

Dividends per share declared in	2017	2016
1st Quarter	$0.17	$0.15
2nd Quarter	0.17	0.15
3rd Quarter	0.17	0.17
4th Quarter	0.17	0.17
Total	$0.68	$0.64

State insurance laws require the Company's U.S. insurance subsidiaries to maintain certain levels of policyholders' surplus and restrict payment of dividends. In general, the maximum amount of dividends a U.S. insurance subsidiary may pay in any twelve-month period without prior regulatory approval is the greater of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Most states restrict an insurance company's ability to pay dividends in excess of its statutory unassigned surplus or earned surplus, and state insurance regulators may limit or restrict an insurance company's ability to pay dividends, if such a dividend has been paid within the previous year, as a condition to issuance of a certificate of authority or as a condition to approval of a change of control, or for other regulatory reasons. Under the Merger Agreement, the Company was permitted to pay the cash dividend declared on February 13, 2018, which was paid on April 16, 2018, in an amount of $0.17 per share, and to declare and pay the periodic cash dividends paid by the Company on preferred shares outstanding as of the date of the Merger Agreement in an amount not in excess of the amounts required by the applicable certificates of designation for such preferred shares, with record and payment dates generally consistent with the timing of record and payment dates in the most recent comparable prior year fiscal quarter prior to the date of the Merger Agreement. For further information, see the section entitled "*The Merger Agreement — Conduct of Business Pending the Merger*" beginning on page 94 and the section entitled "*The Merger Agreement — Effect of the Merger on the Common Shares of the Company and Merger Sub*" beginning on page 89.

Security Ownership of Management and Certain Beneficial Owners

Security Ownership of Management

The following table sets forth information with respect to the beneficial ownership of the Company's equity securities by each of the Company's directors, named executive officers, and of all of the Company's directors and executive officers as a group as of April 5, 2018. For purposes of the table below, derivative securities that are currently exercisable or exercisable within 60 days of March 31, 2018 into common stock are considered outstanding and beneficially owned by the person holding the derivative securities for the purposes of computing beneficial ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Such information is based on data furnished by the persons named. Unless otherwise indicated, beneficial ownership of the equity securities held by each individual consists of sole voting power and sole investment power or of voting power and investment power that is shared with the individual's spouse or family member. Each of the individuals listed below can be reached care of AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, NY 10038.

Name of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class
Donald T. DeCarlo	114,010	*
Susan C. Fisch	76,516[1]	*
Abraham Gulkowitz	101,594[1]	*
George Karfunkel	32,438,408[2]	16.5%
Leah Karfunkel	22,101,025[3]	11.3%
Raul Rivera	3,257	*
Mark Serock	—	—
Barry D. Zyskind	44,864,556[4]	22.9%
Adam Karkowsky	196,668[1]	*
Ronald E. Pipoly, Jr.	540,382[5]	*
Max G. Caviet	426,549	*
Christopher Longo	662,993	*
Michael Saxon	552,953	*
All executive officers and directors as a group (16 persons)	86,923,551[1]	44.2%

---

* Less than one percent.

(1) Includes shares the individuals have the right to acquire upon the exercise of options or the vesting of restricted stock units within 60 days of March 23, 2018: Ms. Fisch — 45,376 shares; Mr. Gulkowitz — 45,378 shares; Mr. Karkowsky — 137,931 shares; all executive officers and directors as a group — 263,363 shares.

(2) The Chesed Foundation of America, a charitable foundation controlled by Mr. Karfunkel, owns 12,215,836 of these shares of common stock.

(3) Mrs. Karfunkel shares voting and dispositive power with Mr. Zyskind over 15,504,562 of these shares as co-trustee of the Michael Karfunkel Family 2005 Trust (the "MK Family Trust"). ACP Re Holdings, LLC, a Delaware LLC owned 99.9% by the MK Family Trust, holds 4,225,000 of these shares, over which Mrs. Karfunkel has sole voting and investment power. Mrs. Karfunkel also holds 2,371,463 of these shares in the Leah Karfunkel 2016 — AMT GRAT.

(4) Mr. Zyskind holds 259,276 of these shares of common stock as a custodian for his children under the Uniform Transfers to Minors Act and 783,234 of these shares of common stock in a family trust for which he has sole investment control. The Teferes Foundation, a charitable foundation controlled by Mr. Zyskind, owns 2,413,546 of these shares of common stock. Gevurah, a religious organization for which Mr. Zyskind is a trustee and officer and over which he shares voting power and control with two other trustees, holds 12,020,000 of these shares. Mr. Zyskind is a co-trustee with shared voting and dispositive power of 15,504,562 shares of common stock held by the MK Family Trust.

(5) 540,162 of the shares of common stock owned by Mr. Pipoly are pledged as collateral for a line of credit.

Security Ownership of Certain Beneficial Owners

The following stockholders are the only persons known by us to beneficially own 5% or more of the Company's outstanding common stock as of April 5, 2018:

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class
Barry D. Zyskind[1] 59 Maiden Lane, 43rd Floor New York, New York 10038	47,809,669[2]	22.9%
George Karfunkel[1] 59 Maiden Lane, 43rd Floor New York, New York 10038	32,438,408[3]	16.5%
Leah Karfunkel[1] 59 Maiden Lane, 43rd Floor New York, New York 10038	22,101,025[4]	11.3%
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	10,014,808[6]	5.1%
Invesco Ltd. 1555 Peachtree Street NE, Suite 1800 Atlanta, Georgia 30309	14,475,509[5]	7.4%

(1) These stockholders filed a Schedule 13D/A on January 22, 2018 indicating they are each a member of a "group" for purposes of beneficial ownership filings under Section 13 of the Exchange Act.

(2) Mr. Zyskind holds 259,276 of these shares of common stock as a custodian for his children under the Uniform Transfers to Minors Act and 783,234 of these shares of common stock in a family trust for which he has sole investment control. The Teferes Foundation, a charitable foundation controlled by Mr. Zyskind, owns 2,413,546 of these shares of common stock. Gevurah, a religious organization for which Mr. Zyskind is a trustee and officer and over which he shares voting power and control with two other trustees, holds 12,020,000 of these shares. Mr. Zyskind is a co-trustee with shared voting and dispositive power of 15,504,562 shares of common stock held by the MK Family Trust.

(3) George Karfunkel holds 880,000 of these shares of common stock in a family trust for which he has sole voting and investment control. The Chesed Foundation of America, a charitable foundation controlled by Mr. Karfunkel, owns 12,215,836 of these shares of common stock.

(4) Leah Karfunkel holds 19,729,562 of these shares of common stock in the MK Family Trust. She is the co-Trustee of the MK Family Trust and shares voting and dispositive power with Mr. Zyskind over 15,504,562 of the shares of common stock in the MK Family Trust. ACP Re Holdings, LLC, a Delaware LLC owned 99.9% by the MK Family Trust, holds the remaining 4,225,000 shares of common stock, and Mrs. Karfunkel has sole voting and investment power over the shares held by ACP Re Holdings, LLC. Mrs. Karfunkel holds 2,371,463 shares of common stock in the Leah Karfunkel 2016 — AMT GRAT.

(5) Based solely on information contained in a Schedule 13G filed with the SEC on February 8, 2018 by The Vanguard Group reporting sole voting power of 98,673 shares, shared voting power of 15,387 shares, sole dispositive power of 9,908,578 shares and shared dispositive power of 106,230 shares.

(6) Based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2018 by Invesco Ltd. reporting sole voting and dispositive power of all 14,475,509 shares.

Security Ownership of Parent and Merger Sub

As of March 31, 2018, neither Parent nor Merger Sub owned any shares of the Company's Common Stock.

Transactions in Common Stock

Transactions During the Past 60 Days

Other than the Merger Agreement and agreements entered into in connection therewith, including the Rollover Agreement discussed in "*Rollover Agreement*," beginning on page 108, the Company, Parent, Merger Sub and their respective affiliates, have not conducted any transactions with respect to common stock during the past 60 days, except as follows:

Family Stockholders

On April 19, 2018, Mr. Zyskind's spouse, Esther Zyskind, purchased 2,945,113 shares of the Company's Common Stock from Mr. Zyskind's daughter, Cindy Brecher, in a private transaction at a cost per share of $12.615.

On April 11, 2018, three of George Karfunkel's children, Bernard Karfunkel, Sarah Horowitz and Anne Neuberger, transferred an aggregate of 12,851,405 shares of the Company's Common Stock to GKarfunkel Family LLC for administrative and estate planning purposes.

On March 27, 2018, the Company's Compensation Committee granted 39,157 restricted stock units to Mr. Zyskind as a portion of his annual bonus earned in 2017. The restricted stock units are subject to a four-year vesting schedule, vesting 25% annually on each of March 5, 2019, 2020, 2021 and 2022, subject to continued service.

On March 5, 2018, 125,000 and 29,149 restricted stock units granted to Mr. Zyskind on March 5, 2014 and March 5, 2016, respectively, vested in accordance with the terms of each time-vested award (one-fourth on each of the first, second, third and fourth anniversaries of the date of grant). On March 5, 2018, in order to satisfy applicable tax withholding obligations in connection with the vesting of these restricted stock unit awards in accordance with their terms, Mr. Zyskind forfeited an aggregate of 66,168 shares of common stock at a price of $12.80 per share.

Executive Officers and Directors (excluding Family Stockholders and Parent)

On March 27, 2018, the Company's Compensation Committee granted restricted stock units to certain of the Company's executive officers as a portion of such executive officers' annual bonus earned in 2017 in the following amounts: Mr. Caviet (29,848), Mr. Gorelik (16,065), Mr. Karkowsky (28,113), Mr. Longo (26,105), Mr. Saks (22,089), Mr. Saxon (28,113) and Mr. Ungar (16,065). The restricted stock units are subject to a four-year vesting schedule, vesting 25% annually on each of March 5, 2019, 2020, 2021 and 2022, subject to continued service.

Ms. Fisch and Messrs. DeCarlo, Gulkowitz and Rivera are compensated for their participation on the Company's Board of Directors. As part of the Company's director compensation package, each of these independent directors receives an annual restricted stock unit grant valued at $70,000. The annual grant occurred on March 5, 2018, at which time the Company granted 5,469 restricted stock units to each of Ms. Fisch and Messrs. DeCarlo, Gulkowitz and Rivera. The restricted stock units will fully vest and shares will be issued on the first anniversary of the date of grant (March 5, 2019), subject to continued service on the Company's Board of Directors.

On March 5, 2018, 2,172 restricted stock units granted to each of Ms. Fisch and Messrs. DeCarlo and Gulkowitz and 3,257 restricted stock units granted to Mr. Rivera, in both cases on March 5, 2017, vested in accordance with the terms of each time-vested award (fully vested on the first anniversary of the date of grant).

On March 5, 2018, an aggregate of 149,528 restricted stock units granted to the Company's executive officers (other than Mr. Gorelik) in 2014 — 2017 vested in accordance with the terms of each time-vested award. On March 5, 2018, in order to satisfy applicable tax withholding obligations in connection with the vesting of these restricted stock unit awards in accordance with their terms, the Company's executive officers (other than Mr. Gorelik) forfeit an aggregate of 54,235 shares of common stock at a price of $12.80 per share.

On each of March 15, 2018 and April 16, 2018, Mr. Ungar exercised 200 and 291 options, respectively, to purchase shares of the Company's common stock at an exercise price per share of $5.7734. Mr. Ungar held the shares he acquired upon each exercise.

Transactions in Common Stock by the Company During the Past Two Years

The following table sets forth information regarding purchases of common stock by the Company during the past two years. The Company did not purchase any of its common stock during the fourth quarter of 2016, at any time during 2017 nor the first quarter of 2018.

The Company purchased the common stock pursuant to a repurchase program approved by the board of directors. Under this program, the Company was permitted to make share repurchases through open market purchases or privately negotiated transactions as market conditions warranted up to specified amounts, at prices the Company deemed appropriate, and subject to applicable legal requirements and other factors.

	Amounts of shares repurchased	Range of prices paid	Average Purchase Price
2016:			
Second quarter	3,575,860	$23.6622 - $26.7167	$24.8246
Third quarter	2,003,035	$23.8851 - $24.9231	$24.3846

Transactions in Common Stock by the Karfunkel-Zyskind Family, Esther Zyskind, the Other Rollover Stockholders, Parent and Merger Sub During the Past Two Years

The following table sets forth all purchases or acquisitions of the Company's Common Stock during the past two years by the Karfunkel-Zyskind Family, Esther Zyskind, the Other Rollover Stockholders, Parent, Merger Sub and any of Parent's and Merger Sub's officers and directors:

Name	Date	Number of Shares Acquired	Prices paid	Approximate Value of Shares Acquired($)	Number of Shares Issued[1]
Barry D. Zyskind	3/5/17	154,159	$ 22.35	3,445,454	78,578
Barry Karfunkel	5/26/17	5,354,753	$ 12.45	66,666,675	
Robert Karfunkel	5/26/17	2,945,113	$ 12.45	36,666,657	
GKarfunkel Family LLC[2]	5/26/17	12,851,405	$ 12.45	159,999,992	
Esther Zyskind	4/19/18	2,945,113	$12.615	37,152,600	
Barry D. Zyskind	3/5/18	154,159	$ 12.80	1,973,235	87,981

[1] Common stock issued in respect of RSU awards on vesting date, net of shares withheld to satisfy tax withholding obligations.

[2] GKarfunkel Family LLC holds shares of the Company's Common Stock that were purchased by Anne Neuberger, Sarah Horowitz and Bernard Karfunkel on May 26, 2017, and transferred to GKarfunkel Family LLC for no consideration on April 11, 2018.

Legal Proceedings

The Company's insurance subsidiaries are named as defendants in various legal actions arising principally from claims made under insurance policies and contracts. The Company considers these actions in estimating its loss and loss adjustment expense reserves. The Company is also a party to various commercial and employment disputes, including claims made both by and against the Company. The Company's management believes that the resolution of these actions will not have a material adverse effect on the Company's financial position or results of operations.

On April 7, 2015, one of the Company's stockholders, Cambridge Retirement System ("Cambridge"), filed a derivative action in the Court of Chancery of the State of Delaware against the Company, as nominal defendant, and against the Board, Leah Karfunkel, and ACP Re, Ltd. ("ACP Re") as defendants. Cambridge amended its complaint on November 3, 2015 to add NGHC as a defendant. Cambridge purports to bring the derivative action on the Company's behalf, alleging breaches of the duties of loyalty and care on the part of the Board and the Company's majority shareholders related to the Company's transactions involving Tower Group International, Ltd. Cambridge's claim against NGHC and ACP Re is for unjust enrichment. The amended complaint seeks damages, disgorgement and reform of the Company's governance practices.

On April 27, 2017, one of the Company's stockholders, David Shaev Profit Sharing Plan, filed a derivative action in the Supreme Court of the State of New York for the County of New York (Shaev v. DeCarlo et al.).

Two derivative suits have also been filed in the U.S. District Court for the District of Delaware. On May 11, 2017, one of the Company's stockholders, West Palm Beach Police Pension Fund, filed suit (West Palm Beach Police Pension Fund v. Zyskind et al.), and on June 28, 2017, two of the Company's stockholders, City of Lauderhill Police Officers Retirement Plan and Pompano Beach Police & Firefighters Retirement System, filed suit (City of Lauderhill Police Officers Retirement Plan and Pompano Beach Police & Firefighters Retirement System et al. v. Zyskind et al.). These two Delaware derivative actions have been consolidated under the case name In re AmTrust Financial Services, Inc. Derivative Litigation. Plaintiffs in this proceeding filed a Verified Amended Stockholder Derivative Complaint on November 7, 2017 and a Verified Second Amended Stockholder Derivative Complaint on December 11, 2017. The Verified Second Amended Stockholder Derivative Complaint alleges violations of Sections 10(b), 20A, and 29(b) of the Exchange Act, breaches of fiduciary duties, unjust enrichment, and corporate waste. Such stockholders purport to bring the derivative action on the Company's behalf and raise claims that primarily involve the Company's recent restatement of its financial statements, the identification of material weaknesses in the Company's internal control over financial reporting and recent increases in the Company's loss reserves. The In re AmTrust Financial Services, Inc. Derivative Litigation second amended complaint also seeks reform of the Company's governance practices and damages. The Company believes that the allegations in these pending derivative actions are unfounded and is vigorously pursuing its defenses.

The Company and certain of its officers and directors are also defendants in three putative securities class action lawsuits filed in March and April of 2017 in the U.S. District Court for the Southern District of New York. Another putative class action, filed in February 2017 in the U.S. District Court for the Central District of California, was voluntarily dismissed (Miller v. AmTrust, Zyskind, and Pipoly). The three cases in the Southern District of New York have been consolidated under the case name In re AmTrust Financial Services, Inc. Securities Litigation. Plaintiffs in this proceeding filed a consolidated, amended complaint on August 21, 2017. Plaintiffs assert in the consolidated, amended complaint claims under Sections 10(b) and 20(a) of the Exchange Act, Rule 10b-5 promulgated thereunder and Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended. The consolidated, amended complaint adds as defendants BDO USA LLP, Citigroup Global Markets Inc., Keefe, Bruyette & Woods, Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, and UBS Securities LLC. Plaintiffs seek an unspecified amount in damages, attorneys' fees and other relief. The Company believes that the allegations are unfounded and is vigorously pursuing its defenses; however, the Company cannot reasonably estimate a potential range of loss, if any, due to the early stage of the proceeding.

Additionally, between April 2017 and April 2018, the Company received demands for the inspection of books and records pursuant to Section 220 of the DGCL from purported stockholders Rikhard Dauber, Pompano Beach Police & Firefighters Retirement System, Nestor Shust, the City of Lauderhill Police Officers' Retirement Plan, the West Palm Beach Police Pension Fund, Cambridge, the Lislois Family Trust and Arca Capital Group.

The Company has been responding to an investigation by the SEC, which involves a review of certain of the Company's accounting practices, including accounting for loss and loss adjustment expense reserve estimates for the Company's major business lines and segments, internal controls and other related matters. SEC inquiries can take time, and the Company cannot predict the eventual scope, duration or outcome of such inquiry or whether it could have a material impact on the Company's financial condition, results of operations or cash flow. The Company has been responsive to this ongoing inquiry and will continue to be cooperative with regards to any governmental or regulatory inquiries or investigations.

IMPORTANT INFORMATION REGARDING PARENT, PARENT GP, MERGER SUB, K-Z LLC, TRIDENT PINE, TRIDENT PINE GP, LLC, THE KARFUNKEL-ZYSKIND FAMILY, <u>ESTHER ZYSKIND</u> AND THE OTHER ROLLOVER STOCKHOLDERS

Set forth below are the names, the current principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each of Parent, Parent GP, Merger Sub, K-Z LLC, Trident Pine, Trident Pine GP, LLC, the Karfunkel-Zyskind Family, <u>Esther Zyskind</u> and the Other Rollover Stockholders. During the past five years, none of the persons or entities described has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen.

Parent is a Delaware limited partnership whose limited partners are Trident Pine and K-Z LLC and whose general partner is Evergreen Parent GP, LLC ("Parent GP"). Parent was formed solely for the purpose of engaging in the merger and other related transactions. Parent has not engaged in any business other than in connection with the merger and other related transactions.

Parent GP is a Delaware limited liability company controlled by Trident Pine and K-Z LLC. Parent GP was formed solely for the purpose of engaging in the merger and other related transactions. Parent GP has not engaged in any business other than in connection with the merger and other related transactions.

Merger Sub is a Delaware corporation and wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the merger and other related transactions. Merger Sub has not engaged in any business other than in connection with the merger and other related transactions.

K-Z LLC is a Delaware limited liability company controlled by the Karfunkel-Zyskind Family. K-Z LLC was formed solely for the purpose of engaging in the merger and other related transactions. K-Z LLC has not engaged in any business other than in connection with the merger and other related transactions.

Trident Pine is a Delaware limited partnership whose limited partners are the Trident Funds and whose general partner is Trident Pine GP, LLC ("Trident Pine GP"). Trident Pine was formed solely for the purpose of engaging in the merger and other related transactions. Trident Pine has not engaged in any business other than in connection with the merger and other related transactions.

Trident Pine GP is a Delaware limited liability company controlled by the Trident Funds. Trident Pine GP was formed solely for the purpose of engaging in the merger and other related transactions. Trident Pine GP has not engaged in any business other than in connection with the merger and other related transactions.

Name	Business Address & Telephone	Employment History
Evergreen Parent, L.P.	c/o Barry D. Zyskind Chairman, President and CEO AmTrust Financial Services, Inc. 59 Maiden Lane, 43rd Floor New York, NY 10038	N/A
Evergreen Parent GP, LLC	c/o Barry D. Zyskind Chairman, President and CEO AmTrust Financial Services, Inc. 59 Maiden Lane, 43rd Floor New York, NY 10038	N/A

4. *Managers of K-Z LLC.* The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each manager of K-Z LLC. K-Z LLC considers that the persons having the title of "manager" are its executive officers. Each such person is a U.S. citizen. The business address of Barry D. Zyskind is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, NY 10038, and his telephone number is (212) 220-7130. The business address of James Carey is c/o Stone Point GP Ltd., 20 Horseneck Lane, Greenwich, CT 06830, and his telephone number is (203) 862-2900. During the past five years, none of the persons or entities described has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Principal Occupation or Employment; Material Positions Held During the Past Five Years
Barry D. Zyskind	Mr. Zyskind has been the Chairman of the Board since May 2016 and a Director of the Company since 1998. He has held other senior management positions with the Company since 1998. Mr. Zyskind has served as the Chief Executive Officer and President of the Company since 2000. He also serves as an officer and director of many of the Company's wholly owned subsidiaries. Mr. Zyskind serves as non-executive chairman of the boards of directors of Maiden Holdings, Ltd. and National General Holdings Corp.
George Karfunkel	Mr. Karfunkel has been a Director of the Company since 1998. He is currently the Chairman of Sabr Group and he, along with Leah Karfunkel, are the co-owners of Worldwide TechServices, LLC. Mr. Karfunkel serves as the vice chairman of The Upstate Bank, co-chairman of CheckAlt Payment Solutions, a director of The Berkshire Bank and a director of Eastman Kodak Company.
Leah Karfunkel	Mrs. Karfunkel has been a Director of the Company since 2016. She is on the Board of Trustees of Touro College and is a trustee of the Hod Foundation.

5. *Managers of Trident Pine*. Trident Pine GP is the sole general partner of Trident Pine and has sole authority to manage the affairs of Trident Pine. The business address of Trident Pine GP is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830, and its telephone number is (203) 862-2900. During the past five years, this entity has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

6. *Managers of Trident Pine GP*. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each manager and executive officer of Trident Pine GP. Each such person is a U.S. citizen. The business address of each of David Wermuth and James Carey is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830, and each of their telephone number is (203) 862-2900. During the past five years, none of the persons or entities described has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Position	Principal Occupation or Employment; Material Positions Held During the Past Five Years
David Wermuth	Manager; Vice President	Mr. Wermuth is a Senior Principal and the General Counsel of Stone Point and a member of the Investment Committees of various funds managed by Stone Point.
James Carey	Manager; President	Mr. Carey is a Senior Principal of Stone Point and a member of the Investment Committees of various funds managed by Stone Point.

7. *Karfunkel-Zyskind Family*. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the Karfunkel-Zyskind Family each of whom is a natural person. Each such natural person is a U.S. citizen, the business address of each such person is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, NY 10038, the telephone number of each such person is (212) 220-7130. During the past five years, none of the persons or entities described has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Principal Occupation or Employment; Material Positions Held During the Past Five Years
Barry D. Zyskind	Mr. Zyskind has been the Chairman of the Board since May 2016 and a Director of the Company since 1998. He has held other senior management positions with the Company since 1998. Mr. Zyskind has served as the Chief Executive Officer and President of the Company since 2000. He also serves as an officer and director of many of the Company's wholly owned subsidiaries. Mr. Zyskind serves as non-executive chairman of the boards of directors of Maiden Holdings, Ltd. and National General Holdings Corp.
George Karfunkel	Mr. Karfunkel has been a Director of the Company since 1998. He is currently the Chairman of Sabr Group and he, along with Leah Karfunkel, are the co-owners of Worldwide TechServices, LLC. Mr. Karfunkel serves as the vice chairman of The Upstate Bank, co-chairman of CheckAlt Payment Solutions, a director of The Berkshire Bank and a director of Eastman Kodak Company.
Leah Karfunkel	Mrs. Karfunkel has been a Director of the Company since 2016. She is on the Board of Trustees of Touro College and is a trustee of the Hod Foundation.

8. *Esther Zyskind.* The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of Esther Zyskind who is a natural person. Esther Zyskind is a U.S. citizen, whose business address is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, NY 10038, and whose telephone number is (212) 220-7130. During the past five years, Esther Zyskind has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Principal Occupation or Employment; Material Positions Held During the Past Five Years
Esther Zyskind	Esther Zyskind is the spouse of Barry Zyskind.

9. *The Other Rollover Stockholders.* The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the Other Rollover Stockholders. GKarfunkel Family LLC is a New York limited liability company, and its sole manager is Henry Reinhold. The business address of GKarfunkel Family LLC is 126 East 56th Street, 15th Floor, New York, NY 10022 and its telephone number is (212) 235-5400. Each of the remaining Rollover Stockholders is a natural person. Each such natural person is a U.S. citizen, each of their business address is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, NY 10038, and each of their telephone number is (212) 220-7130. During the past five years, none of the persons or entities described has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Principal Occupation or Employment; Material Positions Held During the Past Five Years
Barry Karfunkel	Barry Karfunkel has served as a director of National General Holdings Corp. ("NGHC") since 2010 and has served as the President and Chief Executive Officer of NGHC since April 2016. Mr. Karfunkel also served as the President of NGHC since November 2015, a position that he previously held from 2010 through 2013 prior to NGHC becoming a publicly listed company. He also served as executive vice president and chief marketing officer of NGHC from 2013 to 2015. He serves as an officer and director of many of NGHC's subsidiaries. From 2009 to 2010, he was a managing director of Maiden Capital Solutions and from 2007 to 2009 he was an analyst at AmTrust Capital Partners. Mr. Karfunkel is the son of Leah Karfunkel.
Robert Karfunkel	Robert Karfunkel, has served as a director of NGHC since 2016 and currently serves as the Executive Vice President and Chief Marketing Officer of NGHC. Mr. Karfunkel previously served as the Executive Vice President — Strategy and Development of NGHC. From 2010 until the completion of NGHC's initial private placement in June 2013, he also served as a director of NGHC. He also serves as a director and the president of many of NGHC's subsidiaries. He began his career as a marketing analyst at Maiden Reinsurance from 2009 to 2010. Mr. Karfunkel is the son of Leah Karfunkel.
GKarfunkel Family LLC	N/A

ELIMINATING DUPLICATIVE PROXY MATERIALS

If you are a stockholder who has chosen "householding" of our proxy statements, this means that only one copy of the proxy statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to stockholders who write or call us at the following address or telephone number: AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, New York 10038, Attn: Corporate Secretary, Telephone 646-458-7913.

SUBMISSION OF STOCKHOLDER PROPOSALS

If the merger is completed, we do not expect to hold an annual meeting of stockholders in 2018. If the merger is not completed, you will continue to be entitled to attend and participate in our annual meetings of stockholders. We will hold an annual meeting of stockholders in 2018 only if the merger has not already been completed.

In accordance with Rule 14a-8 of the Exchange Act, and as stated in our proxy statement for the 2017 annual meeting of stockholders, any stockholders who wishes to submit a proposal at our annual meeting in 2018, if held, and who wishes to have the proposal considered for inclusion in the proxy statement for such meeting must, in addition to complying with Rule 14a-8 under the Exchange Act and all other applicable laws and regulations governing submission of such proposals, deliver the notice of the proposal to us for consideration by [●]. If we do not receive notice of the matter by the applicable date, the proxy holders will vote on the matter, if properly presented at the meeting, in their discretion.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC, pursuant to the Exchange Act. Those filings are available to the public from the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C. located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of any document filed by us at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our filings, is also available on our website at https://amtrustfinancial.com. The information contained on or accessible through our website is not part of this proxy statement, other than the documents that we file with the SEC that are incorporated by reference into this proxy statement.

Because the merger may be deemed a "going-private" transaction, the Parent, the Company and the Merger Sub have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part of it, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material change in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

The SEC allows us to "incorporate by reference" into this proxy statement documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement and, with respect to this proxy statement but not with respect to the Schedule 13E-3, later information that we file with the SEC will update and supersede such information. Information in documents that is deemed, in accordance with SEC rules, to be furnished and not filed is not deemed to be incorporated by reference into this proxy statement. We incorporate by reference the documents listed below and, with respect to this proxy statement but not with respect to the Schedule 13E-3, any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the date of the special meeting:

- our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017 filed on March 16, 2018, as amended by the Amendment to our Annual Report on Form 10-K/A, filed on April 23, 2018 ; and

SCHEDULE I

Rollover Investor	Rollover Shares	Value of Rollover Shares	LP Interests to be Received
Barry Zyskind	29,272,013.00	$395,172,175.50	Common Partnership Units with a value of $395,172,175.50
Leah Karfunkel	22,101,025.00	$298,363,837.50	Common Partnership Units with a value of $298,363,837.50
George Karfunkel	32,438,408.00	$437,918,508.00	Common Partnership Units with a value of $437,918,508.00
Barry Karfunkel*	5,354,753*	$ 72,289,165.50	Class A Partnership Units with a value of $72,289,165.50
Robert Karfunkel*	2,945,113*	$ 39,759,025.50	Class A Partnership Units with a value of $39,759,025.50
Esther Zyskind*	2,945,113*	$ 39,759,025.50	Class A Partnership Units with a value of $39,759,025.50
GKarfunkel Family LLC*	12,851,405*	$173,493,967.50	Class A Partnership Units with a value of $173,493,967.50

* The obligations of such Rollover Stockholder set forth in Section 7.01 of this Agreement are subject in all respects to the obligations of such Rollover Stockholder set forth in that certain Common Stock Purchase Agreement, dated May 25, 2017, by and among the Company, such Rollover Stockholder and the other parties thereto.

<u>Joinder Agreement</u>

Reference is hereby made to the Rollover Agreement (the "Agreement"), dated as of March 1, 2018 by and among Evergreen Parent, L.P., a Delaware limited partnership, and the investors listed on Schedule I thereto, as amended from time to time. Pursuant to and in accordance with the terms of Section 3.01 of the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement, including the schedule and exhibit thereto, and agrees that upon the execution of this joinder agreement, the undersigned shall become a Rollover Investor under the Agreement and shall be fully bound by, and subject to, the representations, warranties, covenants and agreements set forth in the Agreement as though it were an original party thereto and shall be deemed a Party thereto for all purposes thereof and entitled to all of the rights incidental therein.

Capitalized terms used but not herein defined shall have the meanings ascribed to them in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of April 11, 2018.

GKARFUNKEL FAMILY LLC

By /s/ Henry Reinhold
     Name: Henry Reinhold
     Title: Manager

Joinder Agreement

Reference is hereby made to the Rollover Agreement (the "Agreement"), dated as of March 1, 2018 by and among Evergreen Parent, L.P., a Delaware limited partnership, and the investors listed on Schedule I thereto, as amended from time to time. Pursuant to and in accordance with the terms of Section 3.01 of the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement, including the schedule and exhibit thereto, and agrees that upon the execution of this joinder agreement, the undersigned shall become a Rollover Investor under the Agreement and shall be fully bound by, and subject to, the representations, warranties, covenants and agreements set forth in the Agreement as though it were an original party thereto and shall be deemed a Party thereto for all purposes thereof and entitled to all of the rights incidental therein.

Capitalized terms used but not herein defined shall have the meanings ascribed to them in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of April 19, 2018.

/s/ Esther Zyskind
Esther Zyskind

CONSENT OF DEUTSCHE BANK SECURITIES INC.

We hereby consent to (i) the inclusion of our opinion letter, dated February 28, 2018, to the Special Committee of the Board of Directors of AmTrust Financial Services, Inc. ("AmTrust") as Annex C to the Amended Proxy Statement of AmTrust, filed on May [●], 2018 (the "Proxy Statement"), (ii) references made to our firm and such opinion in such Proxy Statement under the captions: "*Summary Term Sheet—Opinion of Deutsche Bank*," "*Special Factors—Background of the Merger*," "*Special Factors—Reasons for the Merger*" and "*Special Factors—Opinion of Deutsche Bank*," and (iii) the inclusion of the various presentations prepared and made by Deutsche Bank to the Special Committee as exhibits to the Amended Schedule 13E-3 filed on May [●], 2018. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, and we do not admit that we are experts with respect to any part of the Proxy Statement within the meaning of the term "expert" as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder. Additionally, such consent does not cover any future amendments to the Proxy Statement.

/s/ Deutsche Bank Securities Inc.

Deutsche Bank Securities Inc.

May [●], 2018